UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 001-38769

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cigna Group 401(k) Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Cigna Group
900 Cottage Grove Road
Bloomfield, Connecticut 06002

THE CIGNA GROUP 401(k) PLAN

Financial Statements and
Supplemental Schedule

December 31, 2024 and 2023

THE CIGNA GROUP 401(k) PLAN TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	4

Notes to the Financial Statements	5

Supplemental Schedule*
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024	17
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of The Cigna Group 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Cigna Group 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting

and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 27, 2025

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

PricewaterhouseCoopers LLP, City Place I, 185 Asylum Street Suite 2400, Hartford, CT 06103 T: (860) 913 6628, www.pwc.com/us

THE CIGNA GROUP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2024	2023
	(In thousands)
Assets

Investments, at fair value (See Note 4)	$10,526,453	$9,182,783

Investments, at contract value (See Note 5)	3,633,156	3,808,952

Notes receivable	169,742	155,948

Employer contributions receivable	20,344	18,866

Net assets available for benefits	$14,349,695	$13,166,549

The accompanying Notes to the Financial Statements are an integral part of these statements.

THE CIGNA GROUP 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2024
(In thousands)

Investment Income

Net appreciation in fair value of investments	$1,370,369

Other investment income	654

Interest	127,979

Dividends	18,383

Net investment income	1,517,385

Interest income on notes receivable from participants	12,015

Contributions

Employee contributions	556,341

Employer contributions, net	298,455

Rollover contributions	72,308

Total contributions	927,104

Deductions

Benefits paid to participants	(1,271,155)

Plan expenses	(2,203)

Total deductions	(1,273,358)

Net increase	1,183,146

Net assets available for benefits
Beginning of year	13,166,549

End of year	$14,349,695

The accompanying Notes to the Financial Statements are an integral part of these statements.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 1 – Description of the Plan

The following description of The Cigna Group 401(k) Plan (the “Plan”) provides general information only. A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the Plan’s Summary Plan Description and Prospectus. Generally, all U.S.-based employees of participating subsidiaries and affiliates of The Cigna Group (“Cigna” or “Plan Sponsor”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). As of December 31, 2024 and 2023 and for the year ended December 31, 2024, Empower Trust Company, LLC, was the Trustee for the Plan.

Plan Administration

The Cigna Group Retirement Plan Committee, which is comprised of three members of Cigna's management, is the primary Plan fiduciary. This committee delegates responsibility for administration of the Plan to the Plan Administrator, a Cigna employee. The Plan Administrator and The Cigna Group Retirement Plan Committee have arranged with Empower Annuity Insurance Company ("EAIC") to perform the primary administrative, recordkeeping and asset management functions on behalf of the Plan. The Cigna Group Retirement Plan Committee is responsible for, among other things, selecting and monitoring the Plan’s investments.

Investments

The Plan’s investment options include a fixed income fund, which is supported by both traditional and synthetic fully benefit-responsive investment contracts (see Note 5); The Cigna Group common stock; and pooled separate accounts that invest in equities, bonds, derivatives or funds. Participants may transfer assets among the investment options, subject to certain restrictions. For example, transfers involving assets invested in The Cigna Group common stock may be subject to restrictions imposed under Cigna’s Policy on Securities Transactions and Insider Trading. See Notes 4 and 5 for additional information regarding the Plan’s investment options.
The Plan uses an age-appropriate Moderate target portfolio under Empower Retirement’s GoalMaker® asset allocation program ("GoalMaker") as its default investment option. GoalMaker meets the requirements to be a Qualified Default Investment Alternative ("QDIA") under federal law. Participants are invested in the QDIA if they have not made their own investment allocation election or may be invested due to a plan merger if they do not elect how their old plan account should be invested after the plan merger occurs.

Employee Contributions

The Plan permits employees to make pre-tax and Roth contributions (regular and catch-up). A Roth 401(k) is an employer-sponsored investment savings account that is funded with after-tax contributions up to the Plan's limit and future withdrawals are tax-free. In addition to pre-tax and Roth 401(k) contributions, the Plan allows for after-tax contributions up to an amount of $20,000 per plan year. Plan contributions (regular, catch-up, and after-tax) cannot exceed 80% of a participant’s eligible pay.

The Plan uses an automatic contribution rate increase program called Contribution Accelerator. If an eligible participant’s pre-tax contribution rate is at least 1% but less than 12%, the

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
contribution rate is automatically increased by 1% at the beginning of each year until it reaches 13%. Eligible participants can opt out of Contribution Accelerator or change the date when the increase would go into effect each year. Effective January 1, 2024, the maximum automatic contribution rate under the Contribution Accelerator program was increased from 12% to 13% and it will increase by an additional 1% annually thereafter until it reaches 15%. See Note 10 for information regarding changes to the maximum automatic contribution rate effective January 1, 2025 and other items impacting employee contributions.
All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service ("IRS"). Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code ("IRC") limitations and any restrictions imposed under Cigna’s Policy on Securities Transactions and Insider Trading.

Employer Contributions

All employees are eligible for employer-matching contributions as soon as they join the Plan. The maximum effective regular matching contribution is 5% of a participant's first 6% of eligible pay. The match formula is equal to 100% on the first 4% of eligible pay contributed (a 4% of pay match) plus 50% on the next 2% of pay contributed (a 1% pay match). The company match rate applies to pre-tax, Roth contributions, after-tax contributions and catch-up contributions – to the extent those contributions are part of an employee’s first 6% of pay contributed. New employees are automatically enrolled in the Plan after 30 days from date of hire and are eligible to receive the maximum regular matching contribution. These new employees can opt out of auto enrollment as well as the Contribution Accelerator. Regular matching contributions are made at the same time employee contributions are made, typically bi-weekly, but no less frequently than monthly.

The Plan also provides a “true-up” matching contribution after the close of each Plan year. The true-up match is an added employer contribution, if necessary to make the year’s total matching contributions equal to what they would have been on a “look-back” if all employee match eligible contributions were made as of the end of the year and matching contributions were based on the participant’s total annual eligible earnings as of the end of the year. The true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee’s contribution rates during the year.
All types of matching contributions (regular and true-up) are collectively referred to as "employer contributions."
In addition to providing regular matching contributions and true-up contributions, the Plan also provides for discretionary matching contributions. The Plan Sponsor did not make a discretionary matching contribution to the Plan for 2024 or 2023.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Service Contract Act Contributions

Certain former participants of the Express Scripts, Inc. 401(k) Plan are eligible for additional contributions (“SCA Contributions”) to comply with the Service Contract Act (“SCA”) of 1965. SCA Contributions are determined by multiplying the contractually required hourly rate by the hours worked by such participant during the period from which such contribution is made (but not in excess of the hours required by the SCA to be credited for such purposes). This amount is then reduced by the cost of fringe benefits otherwise credited to such participant outside of the Plan for such period. For the 2024 plan year, the total SCA contributions were approximately $4.2 million.

Rollover Contributions

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E). Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer contribution and investment earnings, net of expenses. A participant is entitled to their vested account balance.

Vesting and Forfeitures

Employee and non-elective SCA employer contributions and related investment earnings are always fully vested.
Employer contributions and related investment earnings become fully vested upon completion of two years of service. Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating Cigna company that is sold and does not maintain a successor plan. Early vesting also would occur if Cigna discontinues matching contributions or terminates the Plan. Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year.

If a participant has a termination of employment with Cigna, any unvested portion of the participant’s account is forfeited as of the earlier of (1) the date that the participant receives a distribution of the entire vested portion of his or her account, or if the account is subject to mandatory distribution, distribution has been made to the participant automatically, or (2) the end of the Plan year in which the participant has incurred five consecutive one-year breaks in service. During the year ended December 31, 2024, forfeited amounts reduced employer contributions by approximately $6.1 million.

See Note 10 for information regarding accelerated vesting for certain employees who conveyed to Health Care Service Corporation (“HCSC”) in connection with the sale of Cigna's Medicare Advantage and related businesses to HCSC.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Notes Receivable

The notes receivable amount represents the unpaid principal balance on unpaid loans. The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, including restriction of post-2009 Cigna employer contributions, at an annual rate of interest with a specified repayment period. The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence.

The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities. The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant’s vested account balance. EAIC charges the participant a $50 fee to process new Plan loans and a $20 annual loan maintenance fee. The annual loan maintenance fee is deducted from the participant’s account quarterly, at a rate of $5 for each full quarter that each loan remains outstanding. As of December 31, 2024 and 2023, loan interest rates ranged from 2.36% to 10.50%.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan. Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment. If the participant’s vested account balance is more than $1,000 but not more than $5,000 (between January 1 - March 31, 2024) and increased to $7,000 effective April 1, 2024, and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to an Individual Retirement Account or Individual Retirement Annuity ("IRA") sponsored by an Empower Retirement affiliate, Inspira Financial. The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. If a Plan participant with a balance greater than $5,000/$7,000 (as noted above) terminates and does not withdraw funds, the account becomes inactive. Inactive Plan participants can request withdrawals at any time. The required minimum distribution age is 72 (if your birthdate is July 1, 1949 - December 31, 1950), age 73 (if your birthdate is January 1, 1951 - December 31, 1959), or age 75 (if your birthdate is on or after January 1, 1960), and requires terminated participants to receive annual withdrawals of certain minimum amounts (based on their remaining life expectancy). To the extent a participant’s account is invested in The Cigna Group common stock, the participant may elect to receive such amounts in shares.

Additionally, the Plan allows participants to take Qualified Birth Adoption Distributions (QBADs) from the Plan. The amount of the QBAD may not exceed a participant’s vested account balance or, if less, $5,000 minus the amount of any other QBAD taken by the participant.

Plan Expenses

Administrative expenses and certain investment management fees are reported separately, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
regardless of their investment options. Effective January 1, 2024, the annual administrative fee remained at 0.0130% of the participant’s account up to a maximum of $90.

Brokers’ commissions resulting from buying or selling The Cigna Group common stock are paid from the participants’ account balances and are reflected as a reduction of investment income in these financial statements. Fees related to pooled separate accounts and underlying fund investments are netted against investment returns of each pooled separate account. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by Cigna.

Plan Termination

Cigna intends to continue the Plan indefinitely but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time prior to that. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner Cigna elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Note 2 – Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Amounts recorded in the financial statements reflect management’s estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.
Valuation of Investments and Income Recognition

Except for the fully benefit-responsive benefit investment contracts, which are valued at contract value, plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of The Cigna Group common stock is based upon its quoted market price. Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized when earned. Dividends are recognized on the ex-dividend date. Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year they are withheld.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Plan Amendments

Effective January 1, 2024, the provisions of the Plan relating to required minimum distributions (“RMDs”) were updated to eliminate the pre-death distribution requirements for Roth contributions.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 4 – Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2024 and 2023 about the Plan’s financial assets carried at fair value on a recurring basis.

2024	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$885,305	$—	$885,305
Pooled separate accounts:
Fixed maturities	—	278,518	278,518
Equity securities	—	9,362,630	9,362,630
Total assets at fair value	$885,305	$9,641,148	$10,526,453

2023	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$1,026,449	$—	$1,026,449
Pooled separate accounts:
Fixed maturities	—	254,175	254,175
Equity securities	—	7,902,159	7,902,159
Total assets at fair value	$1,026,449	$8,156,334	$9,182,783

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 5 – Financial Assets Carried at Contract Value

The Plan’s Fixed Income Fund is supported by four separate fully benefit-responsive investment contracts, including a traditional investment contract and three synthetic investment contracts. The Fixed Income Fund functions as a “fund of funds”, and blends the crediting rates of the individual investment contracts to create a single melded crediting rate for the Fixed Income Fund. The melded rate approximates the rates of the supporting investment contracts and is utilized for Plan accounting purposes only. While EAIC does not guarantee, support or otherwise back the melded book value, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at their melded book value.

The Plan transacts with each of the four separate contract issuers at contract value. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at their contract value in the statements of net assets available for benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the Plan if participants were to initiate permitted transactions. Contract value represents contributions made under each contract, plus earnings, less withdrawals, and administrative expenses.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

	As of December 31,
(In thousands)	2024	2023
Financial assets at contract value:
Traditional investment contract	$665,831	$699,459
Synthetic investment contracts	2,967,325	3,109,493
Total assets at contract value	$3,633,156	$3,808,952

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer insurance company to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself and there are no reserves against contract value for the credit risk of the contract issuer.

Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Plan include three wrapper contracts with the Prudential Insurance Company of America ("PICA"), Voya Retirement Insurance and Annuity Company ("VRIAC"), and Massachusetts Mutual Life Insurance Company ("MassMutual"), each of which provide a guarantee that their crediting rate will not fall below 0 percent. Assets supporting these contracts are comprised of diversified fixed income securities. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are reviewed not less than annually for resetting, and any adjustments can then be passed through to participants, which would generally be performed

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
through updating of the crediting rate for the Fixed Income Fund in order to bring the melded book value of the participants in line with the Plan’s cumulative contract value on the four underlying fully benefit-responsive investment contracts.

The traditional investment contract held by the Plan is a guaranteed investment contract with EAIC. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0 percent and is reviewed not less than annually for resetting.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
2.Premature termination of the contracts;
3.Plan termination or merger;
4.Changes to the Plan’s prohibition on competing investment options;
5.Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations;
6.Bankruptcy of EAIC, the contract issuer to the traditional investment contract.

Note that if these certain events were to occur, the Plan may not be able to transact at contract value with the contract issuers and may elect to reflect any difference between market value and contract value by adjusting participants’ melded book value in the Fixed Income Fund. It is possible that under such events participants’ melded book value may decrease, however, the Plan Sponsor does not believe it is probable that such events will occur.

Note 6 – Tax Status

The Plan's design and current operations are consistent with all IRS requirements for tax exemption. This was confirmed by the IRS through the issuance to Cigna of a favorable determination letter dated August 24, 2021. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past. However, the federal tax years that remain open and subject to an audit based on IRS general procedures are 2017 to 2019, and 2021 to 2023. Tax years 2017 and 2018 are under examination.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
examination by the Internal Revenue Service. As of December 31, 2024 and 2023, there were no uncertain positions taken that had an effect on the Plan financial statements or that required disclosure.

Note 7 – Related Party Transactions and Party in Interest Transactions

The Plan invests in The Cigna Group common stock. During the year ended December 31, 2024, the Plan purchased shares of The Cigna Group common stock for $62,242,520 (189,703 shares) and sold shares of The Cigna Group common stock for $136,650,602 (411,489 shares). The Cigna Group Stock Fund experienced net depreciation of $66,736,561 for the year ended December 31, 2024.

The Plan also invests in pooled separate accounts and fully benefit-responsive investment contracts, which are administered by EAIC, the Plan’s third party administrator and record-keeper. Activity reported by EAIC for these investments qualify as party in interest transactions. Fees incurred by the Plan for administrative services are included in Plan expenses and totaled approximately $2.3 million in 2024. These have been paid directly to EAIC.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, including credit risk on fully benefit-responsive investment contracts. Credit risk exists for these contracts because there are no reserves by the insurance company against the contract value disclosed, other than the underlying assets of the synthetic investment contracts, which the Plan owns. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2024 and 2023.

	As of December 31,
(In thousands)	2024	2023
Net Assets available for benefits per the Statements of Net Assets Available for Benefits	$14,349,695	$13,166,549

Difference between contract value and fair value on fully benefit-responsive contracts (a)	(209,715)	(228,710)
Net Assets available for benefits per the Form 5500	$14,139,980	$12,937,839

(a)Fully benefit-responsive contracts are required to be carried at contract value in the Statements of Net Assets Available for Benefits.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 10 – Subsequent Events
Effective January 1, 2025, the maximum automatic contribution rate under the Contribution Accelerator program was increased from 13% to 14%. Also, effective January 1, 2025, the Plan made voluntary SECURE Act 2.0 changes to include in-service distributions for domestic abuse victims and “super” catch-up contributions for participants ages 60-63.

Effective March 18, 2025, the Plan was amended to accelerate vesting for non-vested employees who conveyed to HCSC in connection with the sale of of Cigna's Medicare Advantage and related businesses to HCSC. Additionally, effective on March 18, 2025, the Cigna entities that conveyed to HCSC in connection with the transaction were no longer participating companies in the Plan.

16

SUPPLEMENTAL SCHEDULE

17

THE CIGNA GROUP 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2024
(In thousands)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
*Cigna	THE CIGNA GROUP COMMON STOCK	Common Stock				$885,305

*PRIAC	LARGE CAP BLEND FUND	Pooled Separate Account				$827,253

*PRIAC	MID CAP BLEND FUND	Pooled Separate Account				$489,801

*PRIAC	SMALL CAP BLEND FUND	Pooled Separate Account				$436,457

*PRIAC	INTERNATIONAL STOCK FUND	Pooled Separate Account				$180,429

*PRIAC	BLACKROCK EQUITY MARKET INDEX FUND	Separate Account				$1,709,292

*PRIAC	ALL WORLD EX-US STOCK INDEX FUND	Separate Account				$1,888,244

*PRIAC	US TOTAL STOCK MARKET INDEX FUND	Separate Account				$410,892

*PRIAC	BLACKROCK SP 500 IDX (IS)	Separate Account				$3,420,262

*PRIAC	PRUDENTIAL INVESTMENT MANAGEMENT, INC. HIGH YIELD BOND FUND	Pooled Separate Account				$278,518
	INVESTMENTS, AT FAIR VALUE					$10,526,453

*PRIAC	GUARANTEED LONG TERM FUND (CONTRACT INTEREST RATE: 1/1-6/30 3.15%, 7/1-12/31 3.50%)	General Account Contract				$665,831

VRIAC	THE CIGNA GROUP STABLE VALUE FUND (CONTRACT INTEREST RATE: 3.27%)	Synthetic Contract				$1,437,687

*PICA	PRUDENTIAL STABLE VALUE FUND (CONTRACT INTEREST RATE: 3.25%):	Synthetic Contract
	COMMERCIAL MORTGAGE SEPARATE ACCOUNT	Separate Account				$148,270
	PRIVEST SEPARATE ACCOUNT	Separate Account				$184,506

	AVIS BUDGET RENTAL CAR FDG	Asset Backed	1.66%	DUE	02/20/2028	$1,508
	AVIS BUDGET RENTAL CAR FDG	Asset Backed	5.23%	DUE	12/20/2030	$1,006
	CHESAPEAKE FUNDING II LLC	Asset Backed	5.52%	DUE	05/15/2036	$421
	ENTERPRISE FLEET FINANCING LLC	Asset Backed	5.23%	DUE	03/20/2030	$925

18

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FORD CREDIT FLOORPLAN MASTER O	Asset Backed	5.29%	DUE	04/15/2029	$1,520
FORD CREDIT AUTO OWNER TRUST	Asset Backed	0.83%	DUE	08/15/2028	$1,785
GM FINANCIAL REVOLVING RECEIV	Asset Backed	4.98%	DUE	12/11/2036	$1,109
NAVIENT STUDENT LOAN TRUST	Asset Backed	3.13%	DUE	02/15/2068	$112
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	3.63%	DUE	09/14/2027	$592
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	3.63%	DUE	09/14/2027	$1,184
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	1.75%	DUE	09/14/2035	$288
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	5.36%	DUE	06/16/2036	$100
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	5.36%	DUE	06/16/2036	$1,203
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	5.36%	DUE	06/16/2036	$100
SANTANDER DRIVE AUTO REC	Asset Backed	5.84%	DUE	06/17/2030	$510
SANTANDER DRIVE AUTO RECEIVAB	Asset Backed	5.64%	DUE	08/15/2030	$1,521
SOCIAL PROFESSIONAL LOAN PROG	Asset Backed	3.60%	DUE	02/25/2048	$136
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.84%	DUE	01/25/2041	$54
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.37%	DUE	11/16/2048	$191
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.54%	DUE	05/15/2046	$335
TOWD POINT MORTGAGE TRUST	Asset Backed	6.67%	DUE	10/25/2059	$60
WHEELS FLEET LEASE FUNDING LLC	Asset Backed	5.49%	DUE	02/18/2039	$1,011
CARLYLE GLOBAL MARKET STRATEGY	CLO	5.93%	DUE	07/27/2031	$608
CARLYLE GLOBAL MARKET STRATEGY	CLO	5.96%	DUE	04/20/2031	$1,453
GREYWOLF CLO LTD	CLO	6.06%	DUE	10/20/2031	$646
ICG US CLO LTD	CLO	6.28%	DUE	01/16/2033	$4,426
ICG US CLO LTD	CLO	6.05%	DUE	01/25/2038	$1,507
MADISON PARK FUNDING LTD	CLO	5.82%	DUE	10/21/2030	$708
MADISON PARK FUNDING LTD	CLO	6.02%	DUE	10/16/2037	$3,274
OCP CLO LTD	CLO	5.91%	DUE	01/15/2033	$4,257
PALMER SQUARE CLO LTD	CLO	5.91%	DUE	05/21/2034	$2,818
REGATTA XII FUNDING LTD	CLO	6.04%	DUE	10/15/2037	$3,760
SILVER ROCK CLO LTD	CLO	6.50%	DUE	01/20/2036	$3,266
TIKEHAU US CLO LTD	CLO	6.11%	DUE	01/18/2035	$2,001
TRINITAS CLO LTD	CLO	6.31%	DUE	01/20/2035	$3,507
VOYA CLO LTD	CLO	5.95%	DUE	01/20/2031	$1,733
BBCCRE TRUST	CMO	3.97%	DUE	08/10/2033	$847
BARCLAYS COMMERCIAL MORTGAGE	CMO	2.94%	DUE	08/14/2036	$851
BANK	CMO	3.29%	DUE	07/15/2060	$57
BANK	CMO	2.39%	DUE	01/15/2063	$1,413
BANK 2020 BN26 A3	CMO	2.15%	DUE	03/15/2063	$2,337
BANK	CMO	2.59%	DUE	11/15/2064	$1,465
BANK 2017 BNK7 A3	CMO	3.09%	DUE	09/15/2060	$274
BANK 2017 BNK7 A3	CMO	3.09%	DUE	09/15/2060	$126
BENCHMARK MORTGAGE TRUST	CMO	2.67%	DUE	12/15/2072	$1,872
BENCHMARK MORTGAGE TRUST	CMO	2.48%	DUE	02/15/2053	$4,570
BENCHMARK MORTGAGE TRUST	CMO	2.04%	DUE	03/15/2053	$767
BENCHMARK MORTGAGE TRUST	CMO	1.68%	DUE	01/15/2054	$4,032
BENCHMARK MORTGAGE TRUST	CMO	2.01%	DUE	03/15/2054	$1,869
CD COMMERCIAL MORTGAGE TRUST	CMO	2.46%	DUE	08/10/2049	$953
CFK TRUST	CMO	2.39%	DUE	03/15/2039	$1,423

19

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CANTOR COMMERCIAL REAL ESTATE	CMO	3.66%	DUE	05/15/2052	$362
CFCRE COMMERCIAL MORTGAGE TRUS	CMO	3.59%	DUE	12/10/2054	$512
COMMERICAL MORTGAGE TRUST	CMO	3.43%	DUE	08/10/2048	$1,446
COMMERICAL MORTGAGE TRUST	CMO	2.83%	DUE	10/10/2049	$1,053
CSMC 18 RPL9	CMO	3.85%	DUE	09/25/2057	$389
COMM MORTGAGE TRUST	CMO	2.69%	DUE	08/15/2057	$2,025
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.58%	DUE	08/10/2049	$1,128
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.58%	DUE	08/10/2049	$1,128
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.46%	DUE	12/10/2049	$519
CGCMT	CMO	3.11%	DUE	09/15/2050	$1,035
CITIGROUP COMMERCIAL MORTGAG	CMO	2.48%	DUE	02/15/2053	$1,043
DEUTSCHE BANK COMMERCIAL MTG	CMO	1.64%	DUE	08/15/2053	$4,270
DEUTSCHE BANK COMMERCIAL MTG	CMO	2.63%	DUE	08/10/2049	$1,274
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.52%	DUE	09/10/2058	$1,346
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.65%	DUE	07/10/2049	$262
FNMA	CMO	2.96%	DUE	02/25/2027	$2,269
GS MORTGAGE SECURITIES TRUST	CMO	2.79%	DUE	05/10/2049	$544
GS MORTGAGE SECURITIES TRUST	CMO	3.20%	DUE	08/10/2050	$493
GS MORTGAGE SECURITIES TRUST	CMO	2.64%	DUE	02/13/2053	$3,125
GS MORTGAGE SECURITIES TRUST	CMO	1.56%	DUE	12/12/2053	$2,801
JP MORGAN CHASE COMMERCIAL MTG	CMO	2.63%	DUE	08/15/2049	$732
JPMBB COMMERCIAL MORTGAGE SEC	CMO	3.55%	DUE	07/15/2048	$716
MORGAN STANLEY BAML TRUST	CMO	3.46%	DUE	12/15/2049	$556
MORGAN STANLEY BAML TRUST	CMO	3.08%	DUE	03/15/2048	$3
MORGAN STANLEY BAML TRUST	CMO	3.08%	DUE	03/15/2048	$2
MORGAN STANLEY CAPITAL I TRUST	CMO	2.53%	DUE	08/15/2049	$568
MORGAN STANLEY CAPITAL I TRUST	CMO	2.45%	DUE	02/15/2053	$2,652
NEW RESIDENTIAL MORTGAGE LOAN	CMO	5.20%	DUE	01/25/2048	$114
ONE NEW YORK PLAZA TRUST	CMO	5.46%	DUE	01/15/2036	$1,307
3650R COMMERCIAL MORTGAGE TR	CMO	1.12%	DUE	11/15/2054	$317
TOWD POINT MORTGAGE TRUST	CMO	5.05%	DUE	02/25/2057	$25
UBS COMMERCIAL MORTGAGE TRUST	CMO	3.90%	DUE	02/15/2051	$775
WELLS FARGO COMMERCIAL MTG	CMO	2.67%	DUE	07/15/2048	$1,048
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.40%	DUE	08/15/2049	$1,151
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.40%	DUE	08/15/2049	$120
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.68%	DUE	10/15/2049	$993
WELLS FARGO COMMERCIAL MTG	CMO	2.81%	DUE	11/15/2059	$480
WELLS FARGO COMMERCIAL MORTGAG	CMO	3.89%	DUE	08/15/2051	$1,584
WELLS FARGO COMMERCIAL MTG	CMO	2.46%	DUE	02/15/2053	$5,014
AEP TEXAS INC	Corporate Debt	3.95%	DUE	06/01/2028	$555
AMN HEALTHCARE INC	Corporate Debt	4.00%	DUE	04/15/2029	$1,171
AT&T INC	Corporate Debt	4.50%	DUE	05/15/2035	$55
AT&T INC	Corporate Debt	4.30%	DUE	02/15/2030	$1,968
AT&T INC	Corporate Debt	2.30%	DUE	06/01/2027	$576
AT&T INC	Corporate Debt	2.55%	DUE	12/01/2033	$54
ABU DHABI NATIONAL ENERGY	Corporate Debt	2.00%	DUE	04/29/2028	$208
ALEXANDRIA REAL ESTATE EQTY	Corporate Debt	2.00%	DUE	05/18/2032	$498

20

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
ALGONQUIN PWR & UTILITY	Corporate Debt	5.36%	DUE	06/15/2026	$432
AMEREN ILLINOIS	Corporate Debt	3.80%	DUE	05/15/2028	$291
AMERICAN TOWER CORP	Corporate Debt	3.80%	DUE	08/15/2029	$322
AMGEN INC	Corporate Debt	4.05%	DUE	08/18/2029	$399
AMGEN INC	Corporate Debt	5.25%	DUE	03/02/2030	$918
ELEVANCE HEALTH INC	Corporate Debt	5.38%	DUE	06/15/2034	$729
ELEVANCE HEALTH INC	Corporate Debt	5.38%	DUE	06/15/2034	$124
ELEVANCE HEALTH INC	Corporate Debt	5.38%	DUE	06/15/2034	$124
ELEVANCE HEALTH INC	Corporate Debt	5.38%	DUE	06/15/2034	$367
ANTERO MIDSTREAM PARTNERS	Corporate Debt	5.38%	DUE	06/15/2029	$463
APTIV PLC GLOBAL FIN	Corporate Debt	4.65%	DUE	09/13/2029	$218
ARTHUR J GALLAGHER & CO	Corporate Debt	4.85%	DUE	12/15/2029	$204
ASHTEAD CAPITAL INC	Corporate Debt	1.50%	DUE	08/12/2026	$613
ATLANTIC CITY ELECTRIC	Corporate Debt	2.30%	DUE	03/15/2031	$442
AVANGRID INC	Corporate Debt	3.20%	DUE	04/15/2025	$836
BPCE SA	Corporate Debt	2.38%	DUE	01/14/2025	$1,699
BALL CORP	Corporate Debt	3.12%	DUE	09/15/2031	$636
BANCO SANTANDER SA	Corporate Debt	1.85%	DUE	03/25/2026	$193
BANK OF AMERICA CORP	Corporate Debt	4.00%	DUE	01/22/2025	$360
BANK OF AMERICA CORP	Corporate Debt	4.45%	DUE	03/03/2026	$548
BANK OF AMERICA CORP	Corporate Debt	4.45%	DUE	03/03/2026	$623
BANK OF AMERICA CORP	Corporate Debt	4.45%	DUE	03/03/2026	$219
BANK OF AMERICA CORP	Corporate Debt	3.82%	DUE	01/20/2028	$881
BANK OF AMERICA CORP	Corporate Debt	3.82%	DUE	01/20/2028	$1,175
BANK OF AMERICA CORP	Corporate Debt	3.59%	DUE	07/21/2028	$68
BANK OF AMERICA CORP	Corporate Debt	3.19%	DUE	07/23/2030	$589
BANK OF AMERICA CORP	Corporate Debt	1.32%	DUE	06/19/2026	$280
BANK OF AMERICA CORP	Corporate Debt	1.66%	DUE	03/11/2027	$597
BANK OF AMERICA CORP	Corporate Debt	2.09%	DUE	06/14/2029	$2,838
BARCLAYS PLC	Corporate Debt	3.65%	DUE	03/16/2025	$424
BARCLAYS PLC	Corporate Debt	3.65%	DUE	03/16/2025	$284
BAYER US FINANCE II LLC	Corporate Debt	4.62%	DUE	06/25/2038	$542
BERRY GLOBAL INC	Corporate Debt	1.57%	DUE	01/15/2026	$1,063
BERRY GLOBAL INC	Corporate Debt	1.57%	DUE	01/15/2026	$994
BERRY GLOBAL INC	Corporate Debt	1.57%	DUE	01/15/2026	$69
BNP PARIBAS	Corporate Debt	3.05%	DUE	01/13/2031	$937
BNP PARIBAS	Corporate Debt	3.05%	DUE	01/13/2031	$981
BNP PARIBAS	Corporate Debt	2.22%	DUE	06/09/2026	$197
BNP PARIBAS	Corporate Debt	2.22%	DUE	06/09/2026	$410
BOEING CO THE	Corporate Debt	2.95%	DUE	02/01/2030	$637
BOEING CO THE	Corporate Debt	3.25%	DUE	02/01/2035	$538
BOEING CO THE	Corporate Debt	3.25%	DUE	02/01/2028	$381
BOEING CO THE	Corporate Debt	3.62%	DUE	02/01/2031	$680
BOEING CO THE	Corporate Debt	2.20%	DUE	02/04/2026	$970
BOEING CO THE	Corporate Debt	6.53%	DUE	05/01/2034	$189
BRIXMOR OPERATING PARTNERSHIP	Corporate Debt	4.05%	DUE	07/01/2030	$264
BRIXMOR OPERATING PARTNERSHIP	Corporate Debt	2.50%	DUE	08/16/2031	$184

21

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$1,096
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$380
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$190
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$380
BROADCOM INC	Corporate Debt	3.42%	DUE	04/15/2033	$976
BROADCOM INC	Corporate Debt	3.14%	DUE	11/15/2035	$108
BROADCOM INC	Corporate Debt	3.14%	DUE	11/15/2035	$966
BROADCOM INC	Corporate Debt	3.19%	DUE	11/15/2036	$419
BUNGE LTD FINANCE CORP	Corporate Debt	2.75%	DUE	05/14/2031	$1,727
BUNGE LTD FINANCE CORP	Corporate Debt	2.75%	DUE	05/14/2031	$475
CSC HOLDINGS LLC	Corporate Debt	6.50%	DUE	02/01/2029	$924
CVS HEALTH CORP	Corporate Debt	5.00%	DUE	01/30/2029	$350
CVS HEALTH CORP	Corporate Debt	5.00%	DUE	01/30/2029	$528
CRH SMW FINANCE DAC	Corporate Debt	5.20%	DUE	05/21/2029	$1,047
CALPINE CORP	Corporate Debt	5.25%	DUE	06/01/2026	$58
CALPINE CORP	Corporate Debt	3.75%	DUE	03/01/2031	$335
CAPITAL ONE FINANCIAL CO	Corporate Debt	5.88%	DUE	07/26/2035	$1,475
CARE CAPITAL PROPERTIES LP	Corporate Debt	5.12%	DUE	08/15/2026	$1,750
CARLISLE COS INC	Corporate Debt	2.20%	DUE	03/01/2032	$1,930
CENOVUS ENERGY INC	Corporate Debt	2.65%	DUE	01/15/2032	$117
CHARTER COMM OPT LLC CAP	Corporate Debt	4.91%	DUE	07/23/2025	$351
CHARTER COMM OPT LLC CAP	Corporate Debt	2.80%	DUE	04/01/2031	$1,122
CHARTER COMM OPT LLC CAP	Corporate Debt	2.30%	DUE	02/01/2032	$882
CHARTER COMM OPT LLC CAP	Corporate Debt	2.30%	DUE	02/01/2032	$166
CHARTER COMM OPT LLC CAP	Corporate Debt	2.25%	DUE	01/15/2029	$1,190
CITIGROUP INC	Corporate Debt	4.40%	DUE	06/10/2025	$329
CITIGROUP INC	Corporate Debt	4.45%	DUE	09/29/2027	$345
CITIGROUP INC	Corporate Debt	4.45%	DUE	09/29/2027	$666
CITIGROUP INC	Corporate Debt	4.45%	DUE	09/29/2027	$1,726
CITIGROUP INC	Corporate Debt	2.56%	DUE	05/01/2032	$499
CITIGROUP INC	Corporate Debt	1.46%	DUE	06/09/2027	$2,856
CIVITAS RESOURCES INC	Corporate Debt	8.62%	DUE	11/01/2030	$52
CLEVELAND CLIFFS INC	Corporate Debt	6.88%	DUE	11/01/2029	$114
CLEVELAND CLIFFS INC	Corporate Debt	7.38%	DUE	05/01/2033	$54
COLORADO INTERSTATE GAS CO LLC	Corporate Debt	4.15%	DUE	08/15/2026	$168
CORPORATE OFFICE PROP LP	Corporate Debt	2.75%	DUE	04/15/2031	$746
COX COMMUNICATIONS INC	Corporate Debt	2.60%	DUE	06/15/2031	$800
CREDIT AGRICOLE SA	Corporate Debt	4.63%	DUE	09/11/2028	$622
CROWN CASTLE INTL CORP	Corporate Debt	1.35%	DUE	07/15/2025	$1,123
DCP MIDSTREAM OPERATING	Corporate Debt	5.38%	DUE	07/15/2025	$172
DANA INC	Corporate Debt	5.62%	DUE	06/15/2028	$468
DEUTSCHE BANK NY	Corporate Debt	2.13%	DUE	11/24/2026	$205
DEUTSCHE BANK NY	Corporate Debt	2.13%	DUE	11/24/2026	$1,242
DIGITAL REALTY TRUST LP	Corporate Debt	3.60%	DUE	07/01/2029	$591
DISCOVER BANK	Corporate Debt	3.45%	DUE	07/27/2026	$318
DISCOVERY COMMUNICATIONS	Corporate Debt	4.12%	DUE	05/15/2029	$466
DOMINION ENERGY INC	Corporate Debt	2.85%	DUE	08/15/2026	$44

22

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
DUKE ENERGY CORP	Corporate Debt	2.65%	DUE	09/01/2026	$131
DUKE ENERGY PROGRESS INC	Corporate Debt	3.70%	DUE	09/01/2028	$443
EQT MIDSTREEM PARTNERS	Corporate Debt	6.50%	DUE	07/01/2027	$456
EMERA US FINANCE LP	Corporate Debt	3.55%	DUE	06/15/2026	$490
EMERA US FINANCE LP	Corporate Debt	3.55%	DUE	06/15/2026	$397
ENEL FINANCE INTL NV	Corporate Debt	2.12%	DUE	07/12/2028	$353
ENEL FINANCE INTL NV	Corporate Debt	2.12%	DUE	07/12/2028	$262
ENEL FINANCE INTL NV	Corporate Debt	2.50%	DUE	07/12/2031	$1,037
ENERGY TRANSFER PARTNERS	Corporate Debt	4.95%	DUE	06/15/2028	$155
ENERGY TRANSFER PARTNERS	Corporate Debt	4.95%	DUE	06/15/2028	$1,996
ENERGY TRANSFER OPERATNG	Corporate Debt	2.90%	DUE	05/15/2025	$957
ENTERGY CORP	Corporate Debt	2.95%	DUE	09/01/2026	$417
FMC CORP	Corporate Debt	3.45%	DUE	10/01/2029	$596
FMC CORP	Corporate Debt	3.45%	DUE	10/01/2029	$1,512
FIFTH THIRD BANCORP	Corporate Debt	6.34%	DUE	07/27/2029	$1,296
FISERV INC	Corporate Debt	5.45%	DUE	03/02/2028	$863
FLORIDA GAS TRANSMISSION	Corporate Debt	2.55%	DUE	07/01/2030	$418
FLORIDA GAS TRANSMISSION	Corporate Debt	2.30%	DUE	10/01/2031	$396
FORD MOTOR CREDIT CO LLC	Corporate Debt	4.27%	DUE	01/09/2027	$588
FORD MOTOR CREDIT CO LLC	Corporate Debt	4.12%	DUE	08/17/2027	$484
FORD MOTOR CREDIT CO LLC	Corporate Debt	3.38%	DUE	11/13/2025	$222
FORD MOTOR CREDIT CO LLC	Corporate Debt	3.38%	DUE	11/13/2025	$1,083
FORTIS INC	Corporate Debt	3.06%	DUE	10/04/2026	$390
GLP CAPITAL LP FINANCE II	Corporate Debt	5.38%	DUE	04/15/2026	$1,501
GLP CAPITAL LP FINANCE II	Corporate Debt	5.38%	DUE	04/15/2026	$1,091
FORWORD AIR CORP	Corporate Debt	9.50%	DUE	10/15/2031	$184
GAP INC THE	Corporate Debt	3.88%	DUE	10/01/2031	$432
GAP INC THE	Corporate Debt	3.88%	DUE	10/01/2031	$307
GENERAL MOTORS FINL CO	Corporate Debt	3.85%	DUE	01/05/2028	$299
GENERAL MOTORS FINL CO	Corporate Debt	2.70%	DUE	08/20/2027	$350
GENERAL MOTORS FINL CO	Corporate Debt	2.35%	DUE	01/08/2031	$1,324
GENERAL MOTORS FINL CO	Corporate Debt	2.40%	DUE	10/15/2028	$308
GENERAL MOTORS FINL CO	Corporate Debt	5.55%	DUE	07/15/2029	$1,334
GOLDMAN SACHS GROUP INC	Corporate Debt	3.85%	DUE	01/26/2027	$10
GOLDMAN SACHS GROUP INC	Corporate Debt	3.85%	DUE	01/26/2027	$25
GOLDMAN SACHS GROUP INC	Corporate Debt	3.81%	DUE	04/23/2029	$639
GOLDMAN SACHS GROUP INC	Corporate Debt	1.43%	DUE	03/09/2027	$629
GOLDMAN SACHS GROUP INC	Corporate Debt	2.62%	DUE	04/22/2032	$797
GOLDMAN SACHS GROUP INC	Corporate Debt	3.75%	DUE	02/25/2026	$618
GULFSTREAM NATURAL GAS	Corporate Debt	6.19%	DUE	11/01/2025	$2,786
HSBC HOLDINGS PLC	Corporate Debt	2.01%	DUE	09/22/2028	$184
HEALTHPEAK PROPERTIES	Corporate Debt	2.88%	DUE	01/15/2031	$330
HILCORP ENERGY I HILCORP	Corporate Debt	5.75%	DUE	02/01/2029	$668
HUNTINGTON BANCSHARES	Corporate Debt	6.21%	DUE	08/21/2029	$1,289
HUNTINGTON INGALLS INDUS	Corporate Debt	4.20%	DUE	05/01/2030	$691
HUNTSMAN INTERNATIONAL LLC	Corporate Debt	4.50%	DUE	05/01/2029	$2,002
HYATT HOTELS CORP	Corporate Debt	5.25%	DUE	06/30/2029	$310

23

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
ICON INVESTMENTS SIX DAC	Corporate Debt	5.85%	DUE	05/08/2029	$520
IMPERIAL BRANDS FIN PLC	Corporate Debt	5.50%	DUE	02/01/2030	$1,605
IPALCO ENTERPRISES INC	Corporate Debt	4.25%	DUE	05/01/2030	$118
JPMORGAN CHASE & CO	Corporate Debt	3.51%	DUE	01/23/2029	$480
JPMORGAN CHASE & CO	Corporate Debt	3.51%	DUE	01/23/2029	$1,919
JPMORGAN CHASE & CO	Corporate Debt	3.51%	DUE	01/23/2029	$2,399
JPMORGAN CHASE & CO	Corporate Debt	1.04%	DUE	02/04/2027	$922
JPMORGAN CHASE & CO	Corporate Debt	2.95%	DUE	02/24/2028	$1,615
JPMORGAN CHASE & CO	Corporate Debt	2.95%	DUE	02/24/2028	$1,442
JDE PEET S NV	Corporate Debt	1.38%	DUE	01/15/2027	$1,715
JEFFERIES FINANCE LLC	Corporate Debt	5.00%	DUE	08/15/2028	$398
JEFFERIES GROUP LLC	Corporate Debt	2.62%	DUE	10/15/2031	$55
KB HOME	Corporate Debt	4.00%	DUE	06/15/2031	$243
KIMCO REALTY CORP	Corporate Debt	2.25%	DUE	12/01/2031	$116
KIMCO REALTY CORP	Corporate Debt	2.25%	DUE	12/01/2031	$228
KIMCO REALTY CORP	Corporate Debt	2.25%	DUE	12/01/2031	$982
KIMCO REALTY CORP	Corporate Debt	2.25%	DUE	12/01/2031	$319
KONTOOR BRANDS INC	Corporate Debt	4.12%	DUE	11/15/2029	$300
KONTOOR BRANDS INC	Corporate Debt	4.12%	DUE	11/15/2029	$576
LAMB WESTON HLD	Corporate Debt	4.12%	DUE	01/31/2030	$457
LAMB WESTON HLD	Corporate Debt	4.12%	DUE	01/31/2030	$297
LAMB WESTON HLD	Corporate Debt	4.38%	DUE	01/31/2032	$226
LINCOLN NATIONAL CORP	Corporate Debt	3.40%	DUE	03/01/2032	$359
LLOYDS BANKING GROUP PLC	Corporate Debt	2.44%	DUE	02/05/2026	$618
LLOYDS BANKING GROUP PLC	Corporate Debt	2.44%	DUE	02/05/2026	$798
LUNDIN ENERGY FI	Corporate Debt	3.10%	DUE	07/15/2031	$289
LUNDIN ENERGY FI	Corporate Debt	3.10%	DUE	07/15/2031	$777
MPLX LP	Corporate Debt	4.12%	DUE	03/01/2027	$54
MPLX LP	Corporate Debt	4.00%	DUE	03/15/2028	$281
MPLX LP	Corporate Debt	4.00%	DUE	03/15/2028	$126
MPLX LP	Corporate Debt	2.65%	DUE	08/15/2030	$162
MPLX LP	Corporate Debt	1.75%	DUE	03/01/2026	$918
MPLX LP	Corporate Debt	5.50%	DUE	06/01/2034	$459
MPT OPERATING PARTNERSHIP LP	Corporate Debt	5.00%	DUE	10/15/2027	$254
WARNERMEDIA HOLDINGS INC	Corporate Debt	3.76%	DUE	03/15/2027	$1,137
MARATHON PETROLEUM CORP	Corporate Debt	3.80%	DUE	04/01/2028	$801
MARRIOTT INTERNATIONAL INC	Corporate Debt	5.35%	DUE	03/15/2035	$1,165
MARTIN MARIETTA MATERIAL	Corporate Debt	5.15%	DUE	12/01/2034	$535
MATTAMY GROUP CORP	Corporate Debt	4.62%	DUE	03/01/2030	$558
MID-ATLANTIC INTERSTATE	Corporate Debt	4.10%	DUE	05/15/2028	$243
MITSUBISHI UFJ FINANCIAL GROUP	Corporate Debt	2.31%	DUE	07/20/2032	$1,139
MIZUHO FINANCIAL GROUP	Corporate Debt	2.87%	DUE	09/13/2030	$1,432
MORGAN STANLEY	Corporate Debt	4.35%	DUE	09/08/2026	$496
MORGAN STANLEY	Corporate Debt	4.35%	DUE	09/08/2026	$248
MORGAN STANLEY	Corporate Debt	3.77%	DUE	01/24/2029	$63
MORGAN STANLEY	Corporate Debt	3.95%	DUE	04/23/2027	$1,469
MYLAN NV	Corporate Debt	3.95%	DUE	06/15/2026	$320

24

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
MYLAN NV	Corporate Debt	3.95%	DUE	06/15/2026	$468
MYLAN NV	Corporate Debt	3.95%	DUE	06/15/2026	$788
MYLAN NV	Corporate Debt	3.95%	DUE	06/15/2026	$203
NRG ENERGY INC	Corporate Debt	5.75%	DUE	01/15/2028	$896
NRG ENERGY INC	Corporate Debt	2.00%	DUE	12/02/2025	$436
NRG ENERGY INC	Corporate Debt	2.00%	DUE	12/02/2025	$19
NRG ENERGY INC	Corporate Debt	2.00%	DUE	12/02/2025	$58
NRG ENERGY INC	Corporate Debt	2.00%	DUE	12/02/2025	$87
NRG ENERGY INC	Corporate Debt	2.00%	DUE	12/02/2025	$29
NRG ENERGY INC	Corporate Debt	2.00%	DUE	12/02/2025	$291
NRG ENERGY INC	Corporate Debt	2.00%	DUE	12/02/2025	$87
NEWELL BRANDS INC	Corporate Debt	6.62%	DUE	05/15/2032	$35
NEWELL BRANDS INC	Corporate Debt	6.38%	DUE	05/15/2030	$60
NISOURCE INC	Corporate Debt	5.20%	DUE	07/01/2029	$529
NOMURA HOLDINGS INC	Corporate Debt	2.65%	DUE	01/16/2025	$999
NOMURA HOLDINGS INC	Corporate Debt	2.61%	DUE	07/14/2031	$206
NOMURA HOLDINGS INC	Corporate Debt	2.61%	DUE	07/14/2031	$590
NOMURA HOLDINGS INC	Corporate Debt	2.71%	DUE	01/22/2029	$1,107
NORDSON CORP	Corporate Debt	4.50%	DUE	12/15/2029	$780
OCCIDENTAL PETROLEUM COR	Corporate Debt	5.55%	DUE	10/01/2034	$180
OHIOHEALTH CORP	Corporate Debt	2.30%	DUE	11/15/2031	$1,473
ONEOK INC	Corporate Debt	4.00%	DUE	07/13/2027	$64
ONEOK INC	Corporate Debt	4.00%	DUE	07/13/2027	$393
ONEOK INC	Corporate Debt	3.10%	DUE	03/15/2030	$1,359
ONEOK INC	Corporate Debt	5.05%	DUE	11/01/2034	$502
ORACLE CORP	Corporate Debt	2.95%	DUE	04/01/2030	$758
PNC BANK NA	Corporate Debt	4.05%	DUE	07/26/2028	$754
PNC BANK NA	Corporate Debt	4.05%	DUE	07/26/2028	$966
PACIFICORP	Corporate Debt	2.70%	DUE	09/15/2030	$185
PETROLEOS MEXICANOS	Corporate Debt	6.50%	DUE	03/13/2027	$193
PETROLEOS MEXICANOS	Corporate Debt	6.50%	DUE	03/13/2027	$290
PETROLEOS MEXICANOS	Corporate Debt	6.50%	DUE	03/13/2027	$290
PETROLEOS MEXICANOS	Corporate Debt	6.49%	DUE	01/23/2027	$60
PHINIA INC	Corporate Debt	6.75%	DUE	04/15/2029	$229
PIEDMONT HEALTHCARE INC	Corporate Debt	2.04%	DUE	01/01/2032	$933
PILGRIM S PRIDE CORP	Corporate Debt	4.25%	DUE	04/15/2031	$920
PROVIDENCE HEALTH & SVCS	Corporate Debt	2.75%	DUE	10/01/2026	$207
QATAR PETROLEUM	Corporate Debt	1.38%	DUE	09/12/2026	$413
QATAR PETROLEUM	Corporate Debt	1.38%	DUE	09/12/2026	$214
QATAR PETROLEUM	Corporate Debt	1.38%	DUE	09/12/2026	$316
REALTY INCOME CORP	Corporate Debt	3.25%	DUE	01/15/2031	$632
REALTY INCOME CORP	Corporate Debt	2.10%	DUE	03/15/2028	$873
REALTY INCOME CORP	Corporate Debt	2.10%	DUE	03/15/2028	$873
RITCHIE BROS AUCTIONEERS	Corporate Debt	6.75%	DUE	03/15/2028	$26
SACI FALABELLA	Corporate Debt	4.38%	DUE	01/27/2025	$199
SACI FALABELLA	Corporate Debt	4.38%	DUE	01/27/2025	$398
SP POWERASSETS LTD	Corporate Debt	3.00%	DUE	09/26/2027	$312

25

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
SEALED AIR CORP	Corporate Debt	1.57%	DUE	10/15/2026	$588
SHERWIN WILLIAMS CO	Corporate Debt	4.80%	DUE	09/01/2031	$261
SMITHFIELD FOODS	Corporate Debt	5.20%	DUE	04/01/2029	$1,467
SOCIETE GENERALE	Corporate Debt	2.62%	DUE	01/22/2025	$2,416
SOCIETE GENERALE	Corporate Debt	2.80%	DUE	01/19/2028	$1,329
SOUTHERN CAL EDISON	Corporate Debt	5.30%	DUE	03/01/2028	$612
SOUTHWEST AIRLINES CO	Corporate Debt	5.12%	DUE	06/15/2027	$543
SOUTHWESTERN ELECTRIC POWER	Corporate Debt	4.10%	DUE	09/15/2028	$873
SOUTHWESTERN ENERGY CO	Corporate Debt	4.75%	DUE	02/01/2032	$1,395
SPECTRA ENERGY PARTNERS	Corporate Debt	3.38%	DUE	10/15/2026	$93
SPRINGLEAF FINANCE CORP	Corporate Debt	7.12%	DUE	03/15/2026	$1,526
SUN COMMUNITIES OPER LTD	Corporate Debt	2.70%	DUE	07/15/2031	$841
SUN COMMUNITIES OPER LTD	Corporate Debt	2.30%	DUE	11/01/2028	$1,253
SUNOCO LP FINANCE CORP	Corporate Debt	5.88%	DUE	03/15/2028	$448
SYMANTEC CORP	Corporate Debt	5.00%	DUE	04/15/2025	$1,747
T MOBILE USA INC	Corporate Debt	3.88%	DUE	04/15/2030	$880
TRI POINTE GROUP INC	Corporate Debt	5.70%	DUE	06/15/2028	$521
TALLGRASS NRG PRTNR FINANCE	Corporate Debt	5.50%	DUE	01/15/2028	$289
TAYLOR MORRISON CMNTYS INC	Corporate Debt	5.12%	DUE	08/01/2030	$335
TENET HEALTHCARE CORP	Corporate Debt	6.12%	DUE	06/15/2030	$1,342
TENET HEALTHCARE CORP	Corporate Debt	6.75%	DUE	05/15/2031	$379
TEXAS EASTERN TRANSMISSION LP	Corporate Debt	3.50%	DUE	01/15/2028	$186
UNICREDIT SPA	Corporate Debt	1.98%	DUE	06/03/2027	$2,364
UNITED RENTALS NORTH AM	Corporate Debt	3.88%	DUE	02/15/2031	$447
UNITEDHEALTH GROUP INC	Corporate Debt	4.50%	DUE	04/15/2033	$948
UNIVERSAL HEALTH SVCS	Corporate Debt	2.65%	DUE	01/15/2032	$1,187
VERIZON COMMUNICATIONS	Corporate Debt	2.55%	DUE	03/21/2031	$413
VIATRIS INC	Corporate Debt	2.70%	DUE	06/22/2030	$438
VIATRIS INC	Corporate Debt	3.85%	DUE	06/22/2040	$213
VICI PROPERTIES LP	Corporate Debt	4.38%	DUE	05/15/2025	$698
VISTRA OPERATIONS CO LLC	Corporate Debt	3.70%	DUE	01/30/2027	$701
VISTRA OPERATIONS CO LLC	Corporate Debt	3.70%	DUE	01/30/2027	$730
WASTE CONNECTIONS INC	Corporate Debt	2.60%	DUE	02/01/2030	$1,117
WELLS FARGO & COMPANY	Corporate Debt	2.16%	DUE	02/11/2026	$2,702
WELLS FARGO & COMPANY	Corporate Debt	2.39%	DUE	06/02/2028	$2,353
WELLS FARGO & COMPANY	Corporate Debt	5.20%	DUE	01/23/2030	$1,435
WELLTOWER INC	Corporate Debt	3.10%	DUE	01/15/2030	$1,092
WABTEC	Corporate Debt	4.70%	DUE	09/15/2028	$297
WABTEC	Corporate Debt	4.70%	DUE	09/15/2028	$1,709
WRKCO INC	Corporate Debt	3.75%	DUE	03/15/2025	$568
YAMANA GOLD INC	Corporate Debt	2.63%	DUE	08/15/2031	$841
YAMANA GOLD INC	Corporate Debt	2.63%	DUE	08/15/2031	$904
YUM BRANDS INC	Corporate Debt	5.38%	DUE	04/01/2032	$24
FNMA	Fed Agency	3.00%	DUE	01/15/2043	$(2,971)
FNMA	Fed Agency	4.00%	DUE	04/01/2040	$457
FNMA	Fed Agency	5.00%	DUE	01/01/2040	$965
FNMA	Fed Agency	6.00%	DUE	01/01/2040	$2,513

26

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CASSA DEPOSITI E PRESTIT	Foreign	5.88%	DUE	04/30/2029	$611
CORP ANDINA DE FOMENTO	Foreign	5.00%	DUE	01/24/2029	$492
HYDRO QUEBEC	Foreign	9.38%	DUE	04/15/2030	$1,073
INDONESIA REPUBLIC OF	Foreign	3.50%	DUE	01/11/2028	$191
CORP ANDINA DE FOMENTO	Foreign	2.25%	DUE	02/08/2027	$399
US 5YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$(5)
US 5YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$(1)
US 5YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$(46)
US 5YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$(21)
US 5YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$(61)
US 2YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$(14)
US 10 YR NOTE CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(12)
US 10 YR NOTE CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(1)
US 10 YR NOTE CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(43)
US 10 YR NOTE CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(9)
US 10 YR NOTE CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(115)
US 10 YR NOTE CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(16)
US LONG BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(3)
US LONG BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(7)
US LONG BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(115)
US LONG BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(21)
US LONG BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(3)
US ULTRA BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(7)
US ULTRA BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(17)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$(26)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$(1)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$(26)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$(41)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$(24)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$(77)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$(37)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$(37)
FHLMC GOLD	Mortgage Backed	4.50%	DUE	06/01/2039	$46
FHLMC GOLD	Mortgage Backed	3.50%	DUE	08/01/2043	$660
FHLMC GOLD	Mortgage Backed	4.50%	DUE	09/01/2044	$70
FHLMC GOLD	Mortgage Backed	2.00%	DUE	01/01/2032	$92
FHLMC GOLD	Mortgage Backed	4.00%	DUE	04/01/2048	$55
FHLMC GOLD	Mortgage Backed	4.00%	DUE	10/01/2045	$219
FHLMC GOLD	Mortgage Backed	4.00%	DUE	08/01/2046	$180
FHLMC GOLD	Mortgage Backed	4.50%	DUE	12/01/2046	$148
FHLMC GOLD	Mortgage Backed	2.50%	DUE	01/01/2029	$138
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2037	$147
FHLMC	Mortgage Backed	3.00%	DUE	12/01/2037	$43
FHLMC GOLD	Mortgage Backed	3.00%	DUE	02/01/2043	$426
FHLMC GOLD	Mortgage Backed	3.50%	DUE	02/01/2042	$276
FHLMC GOLD	Mortgage Backed	3.00%	DUE	12/01/2042	$310
FHLMC GOLD	Mortgage Backed	4.00%	DUE	12/01/2040	$145

27

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FHLMC GOLD	Mortgage Backed	2.50%	DUE	07/01/2031	$48
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2052	$348
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2052	$1,013
FHLMC	Mortgage Backed	2.50%	DUE	08/01/2051	$693
FHLMC	Mortgage Backed	2.00%	DUE	03/01/2051	$2,865
FHLMC	Mortgage Backed	2.50%	DUE	07/01/2051	$347
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$437
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$265
FHLMC	Mortgage Backed	4.00%	DUE	09/01/2052	$2,419
FHLMC	Mortgage Backed	5.50%	DUE	02/01/2053	$946
FHLMC GOLD	Mortgage Backed	4.00%	DUE	04/01/2042	$62
FHLMC GOLD	Mortgage Backed	3.50%	DUE	10/01/2042	$164
FHLMC GOLD	Mortgage Backed	3.00%	DUE	06/01/2043	$105
FHLMC	Mortgage Backed	3.00%	DUE	09/01/2030	$146
FHLMC	Mortgage Backed	3.50%	DUE	11/01/2047	$310
FHLMC	Mortgage Backed	5.00%	DUE	02/01/2048	$88
FHLMC	Mortgage Backed	2.00%	DUE	01/01/2051	$1,043
FHLMC	Mortgage Backed	2.50%	DUE	10/01/2051	$1,376
FHLMC	Mortgage Backed	2.50%	DUE	10/01/2051	$2,951
FHLMC	Mortgage Backed	3.00%	DUE	09/01/2050	$2,113
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$241
FNMA	Mortgage Backed	3.50%	DUE	01/01/2041	$180
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$47
FNMA	Mortgage Backed	3.00%	DUE	08/01/2042	$267
FNMA	Mortgage Backed	4.50%	DUE	10/01/2041	$138
FNMA	Mortgage Backed	4.00%	DUE	01/01/2042	$278
FNMA	Mortgage Backed	3.50%	DUE	12/01/2041	$189
FNMA	Mortgage Backed	4.50%	DUE	08/01/2041	$100
FNMA	Mortgage Backed	4.00%	DUE	07/01/2042	$190
FNMA	Mortgage Backed	4.00%	DUE	07/01/2042	$57
FNMA	Mortgage Backed	3.00%	DUE	12/01/2042	$151
FNMA	Mortgage Backed	4.50%	DUE	02/01/2046	$152
FNMA	Mortgage Backed	6.00%	DUE	07/01/2041	$168
FNMA	Mortgage Backed	3.00%	DUE	03/01/2043	$425
FNMA	Mortgage Backed	3.00%	DUE	03/01/2043	$160
FNMA	Mortgage Backed	3.00%	DUE	04/01/2030	$51
FNMA	Mortgage Backed	3.50%	DUE	06/01/2045	$485
FNMA	Mortgage Backed	4.00%	DUE	12/01/2045	$70
FNMA	Mortgage Backed	2.50%	DUE	09/01/2046	$126
FNMA	Mortgage Backed	2.50%	DUE	09/01/2046	$62
FNMA	Mortgage Backed	3.00%	DUE	11/01/2036	$76
FNMA	Mortgage Backed	3.50%	DUE	12/01/2046	$126
FNMA	Mortgage Backed	3.50%	DUE	12/01/2046	$95
FNMA	Mortgage Backed	3.00%	DUE	04/01/2043	$122
FNMA	Mortgage Backed	3.50%	DUE	06/01/2043	$266
FNMA	Mortgage Backed	4.50%	DUE	09/01/2043	$79
FNMA	Mortgage Backed	3.50%	DUE	10/01/2045	$187

28

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FNMA	Mortgage Backed	6.00%	DUE	10/01/2036	$38
FNMA	Mortgage Backed	5.50%	DUE	01/01/2037	$43
FNMA	Mortgage Backed	3.00%	DUE	12/01/2031	$87
FNMA	Mortgage Backed	2.50%	DUE	12/01/2050	$221
FNMA	Mortgage Backed	5.00%	DUE	09/01/2047	$68
FNMA	Mortgage Backed	2.00%	DUE	04/01/2051	$818
FNMA	Mortgage Backed	2.50%	DUE	02/01/2052	$678
FNMA	Mortgage Backed	2.50%	DUE	02/01/2051	$3,314
FNMA	Mortgage Backed	3.00%	DUE	12/01/2051	$3,003
FNMA	Mortgage Backed	2.50%	DUE	05/01/2052	$6,701
FNMA	Mortgage Backed	3.00%	DUE	07/01/2036	$229
FNMA	Mortgage Backed	3.00%	DUE	07/01/2027	$61
FNMA	Mortgage Backed	4.50%	DUE	08/01/2040	$86
FNMA	Mortgage Backed	3.50%	DUE	01/01/2041	$436
FNMA	Mortgage Backed	3.50%	DUE	05/01/2042	$408
FNMA	Mortgage Backed	3.50%	DUE	03/01/2043	$206
FNMA	Mortgage Backed	4.50%	DUE	10/01/2039	$79
FNMA	Mortgage Backed	4.50%	DUE	11/01/2040	$54
FNMA	Mortgage Backed	3.50%	DUE	01/01/2046	$77
FNMA	Mortgage Backed	3.50%	DUE	01/01/2046	$76
FNMA	Mortgage Backed	3.50%	DUE	08/01/2031	$94
FNMA	Mortgage Backed	4.00%	DUE	09/01/2046	$81
FNMA	Mortgage Backed	4.50%	DUE	08/01/2047	$153
FNMA	Mortgage Backed	4.00%	DUE	09/01/2047	$71
FNMA	Mortgage Backed	3.50%	DUE	08/01/2033	$45
FNMA	Mortgage Backed	2.50%	DUE	08/01/2051	$1,359
FNMA	Mortgage Backed	2.50%	DUE	11/01/2051	$347
FNMA	Mortgage Backed	3.00%	DUE	11/01/2051	$720
FNMA	Mortgage Backed	2.50%	DUE	12/01/2051	$1,727
FNMA	Mortgage Backed	3.00%	DUE	05/01/2035	$373
FNMA	Mortgage Backed	2.00%	DUE	09/01/2050	$7,995
FNMA	Mortgage Backed	2.00%	DUE	01/01/2051	$4,631
FNMA	Mortgage Backed	2.50%	DUE	04/01/2051	$633
FNMA	Mortgage Backed	2.00%	DUE	05/01/2051	$1,449
FNMA	Mortgage Backed	4.50%	DUE	07/01/2052	$411
FNMA	Mortgage Backed	5.00%	DUE	06/01/2052	$772
FNMA	Mortgage Backed	5.50%	DUE	11/01/2052	$416
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$26
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$31
FNMA	Mortgage Backed	4.50%	DUE	06/01/2040	$61
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$86
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$66
FNMA	Mortgage Backed	5.00%	DUE	02/01/2041	$43
FNMA	Mortgage Backed	4.00%	DUE	10/01/2040	$124
FNMA	Mortgage Backed	4.00%	DUE	11/01/2040	$107
GNMA	Mortgage Backed	3.00%	DUE	09/15/2042	$58
GNMA II	Mortgage Backed	3.00%	DUE	03/20/2043	$48

29

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
GNMA II	Mortgage Backed	3.50%	DUE	03/20/2043	$90
GNMA II	Mortgage Backed	3.00%	DUE	09/20/2042	$106
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2042	$213
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2042	$169
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2042	$242
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2042	$101
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2042	$114
GNMA II	Mortgage Backed	3.00%	DUE	09/20/2043	$72
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2043	$117
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2043	$133
GNMA II	Mortgage Backed	4.50%	DUE	10/20/2043	$37
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2043	$134
GNMA II	Mortgage Backed	4.50%	DUE	12/20/2043	$84
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2044	$46
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2044	$22
GNMA II	Mortgage Backed	3.50%	DUE	03/20/2045	$47
GNMA II	Mortgage Backed	4.50%	DUE	03/20/2045	$39
GNMA II	Mortgage Backed	4.00%	DUE	06/20/2044	$92
GNMA II	Mortgage Backed	3.00%	DUE	12/20/2044	$73
GNMA II	Mortgage Backed	5.00%	DUE	04/20/2045	$25
GNMA II	Mortgage Backed	3.50%	DUE	04/20/2045	$50
GNMA II	Mortgage Backed	3.00%	DUE	05/20/2045	$68
GNMA II	Mortgage Backed	4.50%	DUE	05/20/2045	$28
GNMA II	Mortgage Backed	4.00%	DUE	09/20/2045	$174
GNMA II	Mortgage Backed	3.50%	DUE	11/20/2045	$281
GNMA II	Mortgage Backed	4.00%	DUE	11/20/2045	$41
GNMA II	Mortgage Backed	4.00%	DUE	12/20/2045	$76
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2046	$72
GNMA II	Mortgage Backed	3.50%	DUE	05/20/2046	$111
GNMA II	Mortgage Backed	3.50%	DUE	07/20/2046	$182
GNMA II	Mortgage Backed	3.50%	DUE	07/20/2046	$123
GNMA II	Mortgage Backed	5.00%	DUE	07/20/2046	$107
GNMA II	Mortgage Backed	4.50%	DUE	09/20/2046	$38
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2046	$34
GNMA II	Mortgage Backed	4.50%	DUE	10/20/2046	$42
GNMA II	Mortgage Backed	4.00%	DUE	11/20/2046	$52
GNMA II	Mortgage Backed	4.50%	DUE	11/20/2046	$67
GNMA II	Mortgage Backed	2.50%	DUE	12/20/2046	$45
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2046	$45
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2046	$219
GNMA II	Mortgage Backed	4.00%	DUE	02/20/2047	$56
GNMA II	Mortgage Backed	4.00%	DUE	03/20/2047	$124
GNMA II	Mortgage Backed	4.00%	DUE	08/20/2048	$114
GNMA II	Mortgage Backed	4.50%	DUE	08/20/2047	$132
GNMA II	Mortgage Backed	5.00%	DUE	11/20/2047	$176
GNMA	Mortgage Backed	4.00%	DUE	06/20/2052	$411
GNMA	Mortgage Backed	4.00%	DUE	06/20/2052	$419

30

THE CIGNA GROUP 401(k) PLAN

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
	GNMA	Mortgage Backed	2.50%	DUE	08/20/2051	$1,524
	GNMA	Mortgage Backed	2.00%	DUE	10/20/2051	$408
	GNMA	Mortgage Backed	3.00%	DUE	10/20/2051	$2,708
	GNMA	Mortgage Backed	3.00%	DUE	10/20/2051	$714
	GNMA	Mortgage Backed	3.00%	DUE	11/20/2051	$329
	GNMA	Mortgage Backed	4.00%	DUE	08/20/2052	$1,304
	GNMA	Mortgage Backed	4.00%	DUE	10/20/2041	$130
	GNMA	Mortgage Backed	4.50%	DUE	10/20/2041	$634
	GNMA	Mortgage Backed	4.50%	DUE	04/15/2040	$41
	GNMA	Mortgage Backed	4.00%	DUE	01/15/2041	$71
	UNIV OF CALIFORNIA CA RGTS MED	Municipals	4.13%	DUE	05/15/2032	$644
	CLEARNET	Notional Par Contrac	4.46%	DUE	08/15/2028	$445
	CLEARNET	Notional Par Contrac	5.11%	DUE	03/09/2025	$1
	INTERCONTINENTAL EXCHANGE	Notional Par Contrac	1.00%	DUE	12/20/2029	$67
	INTERCONTINENTAL EXCHANGE	Notional Par Contrac	1.00%	DUE	12/20/2029	$68
	INTERCONTINENTAL EXCHANGE	Notional Par Contrac	1.00%	DUE	12/20/2029	$112
	INTERCONTINENTAL EXCHANGE	Notional Par Contrac	1.00%	DUE	12/20/2029	$203
	STATE STREET STIF	Sweep Investment	N/A		N/A	$68
	STATE STREET STIF	Sweep Investment	N/A		N/A	$47
	STATE STREET STIF	Sweep Investment	N/A		N/A	$24
	STATE STREET STIF	Sweep Investment	N/A		N/A	$108
	STATE STREET STIF	Sweep Investment	N/A		N/A	$376
	STATE STREET STIF	Sweep Investment	N/A		N/A	$527
	STATE STREET STIF	Sweep Investment	N/A		N/A	$442
	STATE STREET STIF	Sweep Investment	N/A		N/A	$801
	STATE STREET STIF	Sweep Investment	N/A		N/A	$602
	STATE STREET STIF	Sweep Investment	N/A		N/A	$30
	STATE STREET STIF	Sweep Investment	N/A		N/A	$717
	STATE STREET STIF	Sweep Investment	N/A		N/A	$555
	STATE STREET STIF	Sweep Investment	N/A		N/A	$167
	STATE STREET STIF	Sweep Investment	N/A		N/A	$919
	OTHER ASSETS					$1,821
	SUBTOTAL					$397,691
	Total Prudential Stable Value Fund					$730,467

Mass Mutual	MASSMUTUAL (CONTRACT INTEREST RATE(1/1/24-12/31/2024 3.63%)	Synthetic Contract
	AASET 2021-2 TRUST	Asset Backed	3.54%	DUE	01/15/2047	$440
	CAPITAL AUTOMOTIVE REIT	Asset Backed	3.25%	DUE	02/15/2050	$204
	CAPITAL AUTOMOTIVE REIT	Asset Backed	3.81%	DUE	02/15/2050	$195
	COLLEGE AVE STUDENT LOANS	Asset Backed	4.46%	DUE	12/28/2048	$180
	COMMONBOND STUDENT LOAN T	Asset Backed	3.16%	DUE	08/25/2050	$463
	COMMONBOND STUDENT LOAN T	Asset Backed	3.16%	DUE	08/25/2050	$55
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.53%	DUE	08/01/2043	$49
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.53%	DUE	08/01/2043	$146
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.53%	DUE	08/01/2043	$146
	EDUCATION LOAN ASSET BACKED TR	Asset Backed	5.68%	DUE	11/25/2033	$104

31

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
EDVESTINU PRIVATE EDUCATION LO	Asset Backed	1.80%	DUE	11/25/2045	$223
FALCON AEROSPACE LTD	Asset Backed	3.60%	DUE	09/15/2039	$275
GOODGREEN TRUST	Asset Backed	3.23%	DUE	10/15/2052	$58
GOODGREEN TRUST	Asset Backed	3.74%	DUE	10/15/2052	$73
GOODGREEN TRUST	Asset Backed	2.76%	DUE	04/15/2055	$402
GOODGREEN TRUST	Asset Backed	2.76%	DUE	04/15/2055	$724
GOODGREEN TRUST	Asset Backed	3.26%	DUE	10/15/2053	$209
HERO FUNDING TRUST	Asset Backed	3.19%	DUE	09/20/2048	$83
HERO FUNDING TRUST	Asset Backed	4.67%	DUE	09/20/2048	$47
HIGHER EDUCATION FUNDING	Asset Backed	4.94%	DUE	01/01/2044	$499
HIGHER EDUCATION FUNDING	Asset Backed	5.88%	DUE	01/01/2044	$534
HORIZON AIRCRAFT FINANCE I LIM	Asset Backed	4.46%	DUE	11/15/2039	$1,076
321 HENDERSON RECEIVABLES I LL	Asset Backed	3.96%	DUE	03/15/2063	$150
JP MORGAN STUDENT LOAN TRUST	Asset Backed	5.79%	DUE	06/28/2039	$102
MACH I	Asset Backed	3.47%	DUE	10/15/2039	$256
MOSAIC SOLAR LOANS LLC	Asset Backed	4.45%	DUE	06/20/2042	$14
NAVIENT STUDENT LOAN TRUST	Asset Backed	4.44%	DUE	12/15/2059	$135
NAVIENT STUDENT LOAN TRUST 201	Asset Backed	6.18%	DUE	07/25/2052	$382
NAVIENT STUDENT LOAN TRUST	Asset Backed	6.93%	DUE	06/25/2069	$2,549
NAVIENT STUDENT LOAN TRUST	Asset Backed	6.78%	DUE	08/26/2069	$3,344
NAVIENT STUDENT LOAN TRUST	Asset Backed	5.73%	DUE	08/25/2070	$3,110
NELNET STUDENT LOAN TRUST	Asset Backed	5.80%	DUE	10/25/2040	$150
NELNET STUDENT LOAN TRUST	Asset Backed	5.19%	DUE	03/23/2037	$186
NELNET STUDENT LOAN TRUST	Asset Backed	5.65%	DUE	09/27/2066	$479
NELNET STUDENT LOAN TRUST	Asset Backed	2.53%	DUE	10/25/2067	$335
NORTHSTAR EDUCATION FINANCE	Asset Backed	5.84%	DUE	01/29/2046	$1,347
OAK STREET INVESTMENT GRADE	Asset Backed	2.21%	DUE	11/20/2050	$2,012
OAK STREET INVESTMENT GRADE	Asset Backed	1.48%	DUE	01/20/2051	$3,014
OAK STREET INVESTMENT GRADE	Asset Backed	3.26%	DUE	01/20/2051	$1,256
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	1.75%	DUE	09/14/2035	$1,446
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	5.07%	DUE	06/14/2029	$2,205
OXFORD FINANCE FUNDING TRUST	Asset Backed	3.10%	DUE	02/15/2028	$132
OXFORD FINANCE FUNDING TRUST	Asset Backed	3.10%	DUE	02/15/2028	$338
RENEW FINANCIAL	Asset Backed	2.06%	DUE	11/20/2056	$526
STONEPEAK	Asset Backed	2.30%	DUE	02/28/2033	$295
STONEPEAK	Asset Backed	2.68%	DUE	02/28/2033	$584
SLC STUDENT LOAN TRUST	Asset Backed	5.51%	DUE	02/15/2045	$48
SLM STUDENT LOAN TRUST	Asset Backed	5.63%	DUE	07/25/2055	$188
SLM STUDENT LOAN TRUST	Asset Backed	5.65%	DUE	01/25/2070	$88
SLAM 2021 1 LLC	Asset Backed	2.43%	DUE	06/15/2046	$960
SMB PRIVATE EDUCATION LOAN TR	Asset Backed	5.71%	DUE	10/16/2056	$972
SLM STUDENT LOAN TRUST	Asset Backed	5.66%	DUE	01/25/2070	$283
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	3.36%	DUE	02/15/2046	$1,492
HELIOS ISSUER LLC	Asset Backed	4.87%	DUE	07/20/2048	$135
SUNNOVA HESTIA II ISUER LLC	Asset Backed	5.63%	DUE	07/20/2051	$1,066
TRIBUTE RAIL LLC	Asset Backed	4.76%	DUE	05/17/2052	$1,713
TRINITY RAIL LEASING L P	Asset Backed	5.19%	DUE	10/16/2040	$443

32

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
TRINITY RAIL LEASING L P	Asset Backed	5.19%	DUE	10/16/2040	$97
WAVE USA	Asset Backed	3.60%	DUE	09/15/2044	$562
WILLIS ENGINE SECURITIZATION T	Asset Backed	4.69%	DUE	08/15/2042	$475
WILLIS ENGINE SECURITIZATION	Asset Backed	4.75%	DUE	09/15/2043	$161
WILLIS ENGINE SECURITIZATION T	Asset Backed	3.10%	DUE	05/15/2046	$847
ARROYO MORTGAGE TRUST	CMO	3.62%	DUE	12/25/2056	$1,768
AVENTURA MALL TRUST	CMO	4.11%	DUE	07/05/2040	$731
AVENTURA MALL TRUST	CMO	4.11%	DUE	07/05/2040	$938
BANC OF AMERICA MERRILL LYNCH	CMO	4.09%	DUE	08/10/2038	$420
BX TRUST	CMO	6.31%	DUE	06/15/2038	$1,052
BX TRUST	CMO	5.46%	DUE	09/15/2036	$3,613
BANK 2018 BN14 C	CMO	4.62%	DUE	09/15/2060	$264
BANK 2018 BN14 C	CMO	4.62%	DUE	09/15/2060	$26
BANK	CMO	4.27%	DUE	02/15/2052	$205
BANK	CMO	2.87%	DUE	09/15/2064	$1,796
BANK 2017 BNK7 B	CMO	3.95%	DUE	09/15/2060	$1,216
BENCHMARK MORTGAGE TRUST	CMO	3.13%	DUE	09/15/2048	$1,445
BENCHMARK MORTGAGE TRUST	CMO	2.27%	DUE	02/15/2054	$1,031
BENCHMARK MORTGAGE TRUST	CMO	2.99%	DUE	04/15/2054	$493
BRAVO RESIDENTIAL FUNDING TRU	CMO	3.18%	DUE	05/25/2060	$1,953
CD COMMERCIAL MORTGAGE TRUST	CMO	3.37%	DUE	08/15/2057	$416
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$287
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$194
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$859
CFCRE COMMERCIAL MORTGAGE TRUS	CMO	3.22%	DUE	11/10/2049	$387
COMMERICAL MORTGAGE TRUST	CMO	4.51%	DUE	09/10/2047	$367
COMMERICAL MORTGAGE TRUST	CMO	4.06%	DUE	03/10/2048	$437
COLEM 2021 HLNE MORTGAGE TR	CMO	2.46%	DUE	04/12/2042	$896
CITIGROUP COMMERCIAL MORTGAGE	CMO	4.14%	DUE	10/12/2050	$508
CITIGROUP COMMERCIAL MORTGAGE	CMO	4.14%	DUE	10/12/2050	$3,059
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.50%	DUE	08/10/2056	$275
DEEPHAVEN RESIDENTIAL MORTGA	CMO	2.09%	DUE	05/25/2065	$1,430
ELM TRUST 2024	CMO	5.99%	DUE	06/10/2027	$5,048
FLAGSTAR MORTGAGE TRUST	CMO	2.50%	DUE	08/25/2051	$1,736
GCAT	CMO	3.48%	DUE	12/27/2066	$2,586
GS MORTGAGE SECURITIES TRUST	CMO	3.98%	DUE	10/10/2049	$598
GS MORTGAGE SECURITIES TRUST	CMO	4.30%	DUE	03/10/2050	$1,034
GS MORTGAGE BACKED SECURITIES	CMO	2.50%	DUE	11/25/2051	$658
JP MORGAN CHASE COMMERCIAL	CMO	2.52%	DUE	10/09/2042	$1,185
LIFE FINANCIAL SERVICES TRUST	CMO	6.26%	DUE	03/15/2038	$994
MFT TRUST	CMO	3.36%	DUE	02/10/2042	$319
MFT TRUST	CMO	3.48%	DUE	02/10/2042	$321
MORGAN STANLEY CAPITAL I TRUST	CMO	2.95%	DUE	05/15/2054	$1,107
MORGAN STANLEY CAPITAL I TRUST	CMO	4.59%	DUE	03/15/2049	$3,375
MORGAN STANLEY CAPITAL I TRUST	CMO	4.27%	DUE	03/15/2052	$604
NEW RESIDENTIAL MORTGAGE LOAN	CMO	3.21%	DUE	01/26/2060	$1,184
SOFI MORTGAGE TRUST	CMO	3.00%	DUE	11/25/2046	$48

33

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
STARWOOD MORTGAGE RESIDENTIAL	CMO	2.59%	DUE	04/25/2065	$2,590
VERUS SECURITIZATION TRUST	CMO	2.40%	DUE	06/25/2066	$1,709
WELLS FARGO COMMERCIAL MTG	CMO	4.40%	DUE	06/15/2051	$248
WELLS FARGO COMMERCIAL MTG	CMO	4.56%	DUE	06/16/2051	$57
ALIMENTATION COUCHE TARD	Commercial Paper	0.00%	DUE	01/15/2025	$4,991
AMERICAN HONDA FINANCE CORP	Commercial Paper	0.00%	DUE	03/11/2025	$4,955
CRH AMERICA FINANCE IN	Commercial Paper	0.00%	DUE	02/27/2025	$6,948
ENBRIDGE US INC	Commercial Paper	0.00%	DUE	01/27/2025	$3,986
ENTERGY CORP	Commercial Paper	0.00%	DUE	02/10/2025	$1,990
ENTERGY CORP	Commercial Paper	0.00%	DUE	02/13/2025	$5,966
EVERSOURCE ENERGY	Commercial Paper	0.00%	DUE	01/10/2025	$5,993
MCKESSON CORP	Commercial Paper	0.00%	DUE	01/02/2025	$4,999
MICROCHIP TECHNOLOGY INC	Commercial Paper	0.00%	DUE	02/07/2025	$5,971
OGE ENERGY CORPORATION	Commercial Paper	0.00%	DUE	01/15/2025	$5,989
TELUS CORP	Commercial Paper	0.00%	DUE	05/21/2025	$7,856
TRANSCANADA PIPELINE LIMITED	Commercial Paper	0.00%	DUE	01/22/2025	$1,995
TRANSCANADA PIPELINE LIMITED	Commercial Paper	0.00%	DUE	01/27/2025	$1,993
AGL CAPITAL CORP	Corporate Debt	4.40%	DUE	06/01/2043	$1,219
AES CORP THE	Corporate Debt	7.60%	DUE	01/15/2055	$936
AES CORP THE	Corporate Debt	7.60%	DUE	01/15/2055	$616
AT&T INC	Corporate Debt	3.50%	DUE	09/15/2053	$854
AT&T INC	Corporate Debt	3.55%	DUE	09/15/2055	$1,137
AERCAP IRELAND CAP GLOBAL	Corporate Debt	3.30%	DUE	01/30/2032	$1,484
AERCAP IRELAND CAP GLOBAL	Corporate Debt	6.95%	DUE	03/10/2055	$207
ALASKA AIR 2020 1 CL B	Corporate Debt	8.00%	DUE	02/15/2027	$880
ALLIANZ SE	Corporate Debt	3.50%	DUE	01/30/3100	$576
ALLIANZ SE	Corporate Debt	3.50%	DUE	01/30/3100	$960
ALLIANZ SE	Corporate Debt	3.50%	DUE	01/30/3100	$960
ALLIANZ SE	Corporate Debt	3.50%	DUE	01/30/3100	$242
ALLIANZ SE	Corporate Debt	5.60%	DUE	09/03/2054	$395
ALLIANT ENERGY FINANCE	Corporate Debt	1.40%	DUE	03/15/2026	$1,590
ALLSTATE CORP	Corporate Debt	7.72%	DUE	08/15/2053	$300
ALLSTATE CORP	Corporate Debt	7.72%	DUE	08/15/2053	$475
ALLSTATE CORP	Corporate Debt	7.72%	DUE	08/15/2053	$400
ALLSTATE CORP	Corporate Debt	7.72%	DUE	08/15/2053	$171
ALLSTATE CORP	Corporate Debt	7.72%	DUE	08/15/2053	$55
ALLSTATE CORP	Corporate Debt	7.72%	DUE	08/15/2053	$149
ALLY FINANCIAL INC	Corporate Debt	6.99%	DUE	06/13/2029	$729
ALLY FINANCIAL INC	Corporate Debt	5.54%	DUE	01/17/2031	$677
AMAZON COM INC	Corporate Debt	4.05%	DUE	08/22/2047	$258
AMAZON COM INC	Corporate Debt	4.05%	DUE	08/22/2047	$144
AMERICAN TOWER TRUST	Corporate Debt	3.65%	DUE	03/23/2028	$219
AMGEN INC	Corporate Debt	5.60%	DUE	03/02/2043	$739
AMGEN INC	Corporate Debt	5.75%	DUE	03/02/2063	$576
ANGLO AMERICAN CAPITAL	Corporate Debt	2.88%	DUE	03/17/2031	$1,563
ANTARES HOLDINGS	Corporate Debt	8.50%	DUE	05/18/2025	$939
ANTARES HOLDINGS	Corporate Debt	3.95%	DUE	07/15/2026	$747

34

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
ANTARES HOLDINGS	Corporate Debt	3.95%	DUE	07/15/2026	$364
ANTARES HOLDINGS	Corporate Debt	2.75%	DUE	01/15/2027	$773
ANTARES HOLDINGS	Corporate Debt	6.50%	DUE	02/08/2029	$1,367
APOLLO GLOBAL MANAGEMENT	Corporate Debt	5.80%	DUE	05/21/2054	$1,125
APPLOVIN CORP	Corporate Debt	5.38%	DUE	12/01/2031	$1,486
ARES CAPITAL CORP	Corporate Debt	2.15%	DUE	07/15/2026	$957
ARES CAPITAL CORP	Corporate Debt	5.88%	DUE	03/01/2029	$943
ARES FINANCE CO	Corporate Debt	4.12%	DUE	06/30/2051	$1,001
ARES STRATEGIS INCOME FU	Corporate Debt	6.35%	DUE	08/15/2029	$1,366
ARES STRATEGIS INCOME FU	Corporate Debt	6.35%	DUE	08/15/2029	$483
ARTHUR J GALLAGHER & CO	Corporate Debt	5.00%	DUE	02/15/2032	$198
ASCOT GROUP LTD	Corporate Debt	4.25%	DUE	12/15/2030	$1,908
ASCOT GROUP LTD	Corporate Debt	4.25%	DUE	12/15/2030	$169
ASCOT GROUP LTD	Corporate Debt	4.25%	DUE	12/15/2030	$643
ATHENE GLOBAL FUNDING	Corporate Debt	2.67%	DUE	06/07/2031	$1,391
ATHENE HOLDING LTD	Corporate Debt	6.62%	DUE	10/15/2054	$1,584
AVOLON HOLDINGS FNDG LTD	Corporate Debt	2.53%	DUE	11/18/2027	$1,566
AVOLON HOLDINGS FNDG LTD	Corporate Debt	4.95%	DUE	01/15/2028	$1,481
AXIS SPECIALTY FINANCE	Corporate Debt	4.90%	DUE	01/15/2040	$412
AXIS SPECIALTY FINANCE	Corporate Debt	4.90%	DUE	01/15/2040	$225
BGC GROUP INC	Corporate Debt	6.60%	DUE	06/10/2029	$1,531
BGC GROUP INC	Corporate Debt	6.60%	DUE	06/10/2029	$384
BNP PARIBAS	Corporate Debt	4.62%	DUE	01/30/3100	$138
BNP PARIBAS	Corporate Debt	4.62%	DUE	01/30/3100	$797
BP CAPITAL MARKETS PLC	Corporate Debt	4.88%	DUE	01/30/3100	$961
BP CAPITAL MARKETS PLC	Corporate Debt	6.45%	DUE	01/30/3100	$637
BP CAPITAL MARKETS PLC	Corporate Debt	6.12%	DUE	01/30/3100	$1,466
BPCE SA	Corporate Debt	3.12%	DUE	10/19/2032	$993
BPCE SA	Corporate Debt	3.50%	DUE	10/23/2027	$430
BPCE SA	Corporate Debt	3.50%	DUE	10/23/2027	$334
BPCE SA	Corporate Debt	3.50%	DUE	10/23/2027	$420
BACARDI LTD MARTINI BV	Corporate Debt	5.90%	DUE	06/15/2043	$327
BANK OF AMERICA CORP	Corporate Debt	2.30%	DUE	07/21/2032	$855
BANK OF AMERICA CORP	Corporate Debt	2.48%	DUE	09/21/2036	$1,358
BANK OF AMERICA CORP	Corporate Debt	3.85%	DUE	03/08/2037	$1,306
BARCLAYS PLC	Corporate Debt	6.12%	DUE	01/30/3100	$624
BARCLAYS PLC	Corporate Debt	6.12%	DUE	01/30/3100	$749
BARCLAYS PLC	Corporate Debt	8.00%	DUE	01/30/3100	$1,104
BAYER US FINANCE LLC	Corporate Debt	6.50%	DUE	11/21/2033	$1,169
BERKLEY WR CORPORATION	Corporate Debt	6.25%	DUE	02/15/2037	$1,876
BLACKSTONE PRIVATE CREDIT	Corporate Debt	2.62%	DUE	12/15/2026	$900
BLACKSTONE PRIVATE CREDIT	Corporate Debt	4.95%	DUE	09/26/2027	$994
BLACKSTONE SECURED LEND	Corporate Debt	2.75%	DUE	09/16/2026	$453
BLACKSTONE SECURED LEND	Corporate Debt	2.75%	DUE	09/16/2026	$184
BLACKSTONE SECURED LEND	Corporate Debt	2.75%	DUE	09/16/2026	$226
BLUE OWL CREDIT INCOME	Corporate Debt	5.80%	DUE	03/15/2030	$1,544
BLUE OWL FINANCE LLC	Corporate Debt	3.12%	DUE	06/10/2031	$272

35

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
BLUE OWL FINANCE LLC	Corporate Debt	3.12%	DUE	06/10/2031	$1,192
BOEING CO THE	Corporate Debt	5.93%	DUE	05/01/2060	$364
BOEING CO THE	Corporate Debt	6.86%	DUE	05/01/2054	$713
BRIGHTHOUSE FINANCIAL INC	Corporate Debt	4.70%	DUE	06/22/2047	$677
BRITISH AIR 21 1 B PPT	Corporate Debt	3.90%	DUE	03/15/2033	$700
BRITISH AIR 20 1 A PPT	Corporate Debt	4.25%	DUE	11/15/2032	$517
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$967
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$56
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$64
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$90
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$39
BROADSTONE NET LEASE LLC	Corporate Debt	2.60%	DUE	09/15/2031	$179
BROOKFIELD FINANCE INC	Corporate Debt	5.97%	DUE	03/04/2054	$834
PARAMOUNT GLOBAL	Corporate Debt	3.70%	DUE	06/01/2028	$376
PARAMOUNT GLOBAL	Corporate Debt	3.70%	DUE	06/01/2028	$897
CCL INDUSTRIES INC	Corporate Debt	3.05%	DUE	06/01/2030	$412
CNO FINANCIAL GROUP INC	Corporate Debt	6.45%	DUE	06/15/2034	$772
CNO FINANCIAL GROUP INC	Corporate Debt	6.45%	DUE	06/15/2034	$722
CSX CORP	Corporate Debt	5.50%	DUE	04/15/2041	$174
CSX CORP	Corporate Debt	5.50%	DUE	04/15/2041	$124
CSX CORP	Corporate Debt	5.50%	DUE	04/15/2041	$164
CSL FINANCE PLC	Corporate Debt	4.62%	DUE	04/27/2042	$539
CVS HEALTH CORP	Corporate Debt	4.88%	DUE	07/20/2035	$95
CVS HEALTH CORP	Corporate Debt	4.88%	DUE	07/20/2035	$36
CVS HEALTH CORP	Corporate Debt	4.88%	DUE	07/20/2035	$55
CVS HEALTH CORP	Corporate Debt	4.88%	DUE	07/20/2035	$104
CVS HEALTH CORP	Corporate Debt	5.05%	DUE	03/25/2048	$215
CVS HEALTH CORP	Corporate Debt	5.05%	DUE	03/25/2048	$124
CVS HEALTH CORP	Corporate Debt	5.05%	DUE	03/25/2048	$186
CVS HEALTH CORP	Corporate Debt	5.88%	DUE	06/01/2053	$1,169
CVS HEALTH CORP	Corporate Debt	7.00%	DUE	03/10/2055	$1,175
CVS HEALTH CORP	Corporate Debt	7.00%	DUE	03/10/2055	$301
CVS HEALTH CORP	Corporate Debt	7.00%	DUE	03/10/2055	$301
CELANESE US HOLDINGS LLC	Corporate Debt	6.60%	DUE	11/15/2028	$1,483
CENTENE CORP	Corporate Debt	3.00%	DUE	10/15/2030	$1,488
CENTERPOINT ENERGY RESOURCES	Corporate Debt	6.62%	DUE	11/01/2037	$267
CENTERPOINT ENERGY RES	Corporate Debt	5.85%	DUE	01/15/2041	$176
CENTERPOINT ENERGY RES	Corporate Debt	5.85%	DUE	01/15/2041	$95
CHARTER COMM OPT LLC CAP	Corporate Debt	6.48%	DUE	10/23/2045	$95
CHARTER COMM OPT LLC CAP	Corporate Debt	6.48%	DUE	10/23/2045	$95
CHARTER COMM OPT LLC CAP	Corporate Debt	6.48%	DUE	10/23/2045	$365
CHARTER COMM OPT LLC CAP	Corporate Debt	2.30%	DUE	02/01/2032	$767
CHARTER COMM OPT LLC CAP	Corporate Debt	2.30%	DUE	02/01/2032	$578
EXPAND ENERGY CORP	Corporate Debt	5.70%	DUE	01/15/2035	$783
CITIGROUP INC	Corporate Debt	7.00%	DUE	01/30/3100	$1,172
CITIGROUP INC	Corporate Debt	6.75%	DUE	01/30/3100	$1,488
CLEVELAND ELECTRIC ILLUM	Corporate Debt	3.50%	DUE	04/01/2028	$157

36

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CLEVELAND ELECTRIC ILLUM	Corporate Debt	3.50%	DUE	04/01/2028	$95
CLEVELAND ELECTRIC ILLUM	Corporate Debt	3.50%	DUE	04/01/2028	$138
CLEVELAND ELECTRIC ILLUM	Corporate Debt	3.50%	DUE	04/01/2028	$951
COREBRIDGE FINANCIAL INC	Corporate Debt	6.88%	DUE	12/15/2052	$1,196
COREBRIDGE FINANCIAL INC	Corporate Debt	6.88%	DUE	12/15/2052	$181
COREBRIDGE FINANCIAL INC	Corporate Debt	6.88%	DUE	12/15/2052	$815
COREBRIDGE FINANCIAL INC	Corporate Debt	6.88%	DUE	12/15/2052	$453
COREBRIDGE FINANCIAL INC	Corporate Debt	6.88%	DUE	12/15/2052	$411
CUSTOMERS BANCORP INC	Corporate Debt	2.88%	DUE	08/15/2031	$3,676
DEUTSCHE TELEKOM INTERNATIONAL	Corporate Debt	8.75%	DUE	06/15/2030	$569
DISCOVER BANK	Corporate Debt	5.97%	DUE	08/09/2028	$853
DISCOVER BANK	Corporate Debt	5.97%	DUE	08/09/2028	$467
DISCOVER BANK	Corporate Debt	5.97%	DUE	08/09/2028	$1,016
DOMINION RESOURCES INC	Corporate Debt	5.25%	DUE	08/01/2033	$197
DOMINION RESOURCES INC	Corporate Debt	5.25%	DUE	08/01/2033	$123
DOMINION RESOURCES INC	Corporate Debt	5.25%	DUE	08/01/2033	$177
DOW CHEMICAL COMPANY	Corporate Debt	4.38%	DUE	11/15/2042	$62
DOW CHEMICAL COMPANY	Corporate Debt	4.38%	DUE	11/15/2042	$82
DOW CHEMICAL COMPANY	Corporate Debt	4.38%	DUE	11/15/2042	$78
DOW CHEMICAL COMPANY	Corporate Debt	5.60%	DUE	02/15/2054	$626
EQT CORP	Corporate Debt	7.00%	DUE	02/01/2030	$936
EPR PROPERTIES	Corporate Debt	4.50%	DUE	06/01/2027	$963
EPR PROPERTIES	Corporate Debt	4.50%	DUE	06/01/2027	$688
EPR PROPERTIES	Corporate Debt	3.75%	DUE	08/15/2029	$28
EPR PROPERTIES	Corporate Debt	3.75%	DUE	08/15/2029	$546
EPR PROPERTIES	Corporate Debt	3.75%	DUE	08/15/2029	$28
EPR PROPERTIES	Corporate Debt	3.60%	DUE	11/15/2031	$715
EAST OHIO GAS CO THE	Corporate Debt	2.00%	DUE	06/15/2030	$353
EAST OHIO GAS CO THE	Corporate Debt	2.00%	DUE	06/15/2030	$1,233
ELECTRONIC ARTS INC	Corporate Debt	2.95%	DUE	02/15/2051	$272
ELECTRONIC ARTS INC	Corporate Debt	2.95%	DUE	02/15/2051	$197
EMBRAER NETHERLANDS FINA	Corporate Debt	7.00%	DUE	07/28/2030	$424
EMBRAER NETHERLANDS FINA	Corporate Debt	7.00%	DUE	07/28/2030	$280
EMBRAER NETHERLANDS FINA	Corporate Debt	7.00%	DUE	07/28/2030	$794
EMERA INC	Corporate Debt	6.75%	DUE	06/15/2076	$1,532
ENCANA CORP	Corporate Debt	6.50%	DUE	08/15/2034	$669
ENCANA CORP	Corporate Debt	6.50%	DUE	02/01/2038	$178
ENCANA CORP	Corporate Debt	6.50%	DUE	02/01/2038	$127
ENCANA CORP	Corporate Debt	6.50%	DUE	02/01/2038	$168
ENBRIDGE INC	Corporate Debt	8.25%	DUE	01/15/2084	$336
ENBRIDGE INC	Corporate Debt	8.25%	DUE	01/15/2084	$553
ENERGY TRANSFER PARTNERS	Corporate Debt	6.50%	DUE	02/01/2042	$109
ENERGY TRANSFER PARTNERS	Corporate Debt	6.50%	DUE	02/01/2042	$207
ENERGY TRANSFER PARTNERS	Corporate Debt	6.50%	DUE	02/01/2042	$285
ENERGY TRANSFER LP	Corporate Debt	6.75%	DUE	01/30/3100	$1,290
ENERGY TRANSFER LP	Corporate Debt	5.95%	DUE	05/15/2054	$600
ENGIE SA	Corporate Debt	5.25%	DUE	04/10/2029	$1,513

37

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
ENLINK MIDSTREAM PARTNER	Corporate Debt	5.05%	DUE	04/01/2045	$1,436
ENSTAR FINANCE LLC	Corporate Debt	5.75%	DUE	09/01/2040	$2,124
ENSTAR FINANCE LLC	Corporate Debt	5.50%	DUE	01/15/2042	$338
ENSTAR FINANCE LLC	Corporate Debt	5.50%	DUE	01/15/2042	$129
ENSTAR FINANCE LLC	Corporate Debt	5.50%	DUE	01/15/2042	$105
ENSTAR FINANCE LLC	Corporate Debt	5.50%	DUE	01/15/2042	$282
ENSTAR FINANCE LLC	Corporate Debt	5.50%	DUE	01/15/2042	$405
ENTERGY TEXAS INC	Corporate Debt	1.50%	DUE	09/01/2026	$1,563
ENTERGY TEXAS INC	Corporate Debt	5.80%	DUE	09/01/2053	$1,001
ENTERGY ARKANSAS LLC	Corporate Debt	2.65%	DUE	06/15/2051	$622
ENTERGY MISSISSIPPI INC	Corporate Debt	5.85%	DUE	06/01/2054	$724
ENTERPRISE PRODUCTS OPER	Corporate Debt	5.25%	DUE	08/16/2077	$439
ENTERPRISE PRODUCTS OPER LLC	Corporate Debt	5.38%	DUE	02/15/2078	$201
ENTERPRISE PRODUCTS OPER LLC	Corporate Debt	5.38%	DUE	02/15/2078	$167
ENTERPRISE PRODUCTS OPER LLC	Corporate Debt	5.38%	DUE	02/15/2078	$310
FAIRFAX FINL HLDGS LTD	Corporate Debt	6.10%	DUE	03/15/2055	$1,465
FLEETBOSTON FINANCIAL CORP	Corporate Debt	6.70%	DUE	07/15/2028	$557
FLORIDA POWER AND LIGHT	Corporate Debt	4.12%	DUE	02/01/2042	$138
FLORIDA POWER AND LIGHT	Corporate Debt	4.12%	DUE	02/01/2042	$75
FLORIDA POWER CORP	Corporate Debt	6.40%	DUE	06/15/2038	$145
FLORIDA POWER CORP	Corporate Debt	6.40%	DUE	06/15/2038	$108
FLORIDA POWER CORP	Corporate Debt	6.40%	DUE	06/15/2038	$140
FORD MOTOR COMPANY	Corporate Debt	3.25%	DUE	02/12/2032	$1,371
GENERAL MOTORS CO	Corporate Debt	5.15%	DUE	04/01/2038	$129
GENERAL MOTORS CO	Corporate Debt	5.15%	DUE	04/01/2038	$92
GENERAL MOTORS CO	Corporate Debt	5.15%	DUE	04/01/2038	$119
GENERAL MOTORS FINL CO	Corporate Debt	4.90%	DUE	10/06/2029	$1,545
GLOBAL NET LEASE/GLOBAL	Corporate Debt	3.75%	DUE	12/15/2027	$1,268
GLOBAL NET LEASE/GLOBAL	Corporate Debt	3.75%	DUE	12/15/2027	$284
GLOBAL ATLANTIC FIN CO	Corporate Debt	4.40%	DUE	10/15/2029	$853
GLOBAL ATLANTIC	Corporate Debt	4.70%	DUE	10/15/2051	$1,929
GLOBAL ATLANTIC FIN CO	Corporate Debt	6.75%	DUE	03/15/2054	$384
GLOBAL ATLANTIC FIN CO	Corporate Debt	7.95%	DUE	10/15/2054	$833
GOLDMAN SACHS GROUP INC	Corporate Debt	6.75%	DUE	10/01/2037	$107
GOLDMAN SACHS GROUP INC	Corporate Debt	6.75%	DUE	10/01/2037	$241
GOLDMAN SACHS GROUP INC	Corporate Debt	6.75%	DUE	10/01/2037	$188
GOLDMAN SACHS GROUP INC	Corporate Debt	6.75%	DUE	10/01/2037	$295
GOLDMAN SACHS GROUP INC	Corporate Debt	6.75%	DUE	10/01/2037	$402
GOLUB CAPITAL BDC	Corporate Debt	2.50%	DUE	08/24/2026	$557
GOLUB CAPITAL BDC	Corporate Debt	6.00%	DUE	07/15/2029	$1,247
GOLUB CAPITAL BDC	Corporate Debt	6.00%	DUE	07/15/2029	$1,347
GRUMA SAB DE CV	Corporate Debt	5.76%	DUE	12/09/2054	$789
HCA INC	Corporate Debt	5.90%	DUE	06/01/2053	$1,115
HSBC HOLDINGS PLC	Corporate Debt	7.35%	DUE	11/27/2032	$1,171
HSBC HOLDINGS PLC	Corporate Debt	6.50%	DUE	09/15/2037	$398
HSBC HOLDINGS PLC	Corporate Debt	5.73%	DUE	05/17/2032	$1,164
HSBC HOLDINGS PLC	Corporate Debt	6.88%	DUE	01/30/3100	$731

38

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
HPS CORPORATE LENDING FU	Corporate Debt	6.75%	DUE	01/30/2029	$605
HPS CORPORATE LENDING FU	Corporate Debt	6.25%	DUE	09/30/2029	$898
HEARTLAND FINANCIAL USA	Corporate Debt	2.75%	DUE	09/15/2031	$674
HELMERICH & PAYNE INC	Corporate Debt	5.50%	DUE	12/01/2034	$1,468
HELMERICH & PAYNE INC	Corporate Debt	5.50%	DUE	12/01/2034	$594
HERCULES CAPITAL INC	Corporate Debt	2.62%	DUE	09/16/2026	$1,431
HERCULES CAPITAL INC	Corporate Debt	2.62%	DUE	09/16/2026	$141
HERCULES CAPITAL INC	Corporate Debt	2.62%	DUE	09/16/2026	$433
HERCULES CAPITAL INC	Corporate Debt	2.62%	DUE	09/16/2026	$632
HERCULES CAPITAL INC	Corporate Debt	3.38%	DUE	01/20/2027	$670
HP ENTERPRISE CO	Corporate Debt	4.40%	DUE	09/25/2027	$1,538
SERVICE PROPERTIES TRUST	Corporate Debt	4.95%	DUE	10/01/2029	$469
HUMANA INC	Corporate Debt	5.75%	DUE	04/15/2054	$708
HUNTINGTON BANCSHARES	Corporate Debt	6.14%	DUE	11/18/2039	$1,504
HUNTSMAN INTERNATIONAL LLC	Corporate Debt	4.50%	DUE	05/01/2029	$1,478
HYUNDAI CAPITAL AMERICA	Corporate Debt	5.40%	DUE	06/24/2031	$1,508
IMPERIAL BRANDS FIN PLC	Corporate Debt	5.88%	DUE	07/01/2034	$367
IMPERIAL BRANDS FIN PLC	Corporate Debt	5.88%	DUE	07/01/2034	$356
ING GROEP NV	Corporate Debt	6.50%	DUE	01/30/3100	$923
ING GROEP NV	Corporate Debt	6.50%	DUE	01/30/3100	$849
INTEL CORP	Corporate Debt	5.60%	DUE	02/21/2054	$549
JBS USA FOOD FINANCE	Corporate Debt	3.62%	DUE	01/15/2032	$1,163
JPMORGAN CHASE & CO	Corporate Debt	6.40%	DUE	05/15/2038	$125
JPMORGAN CHASE & CO	Corporate Debt	6.40%	DUE	05/15/2038	$109
JPMORGAN CHASE & CO	Corporate Debt	6.40%	DUE	05/15/2038	$131
JPMORGAN CHASE & CO	Corporate Debt	2.96%	DUE	05/13/2031	$527
JACKSON NATL LIFE GLOBAL	Corporate Debt	5.50%	DUE	01/09/2026	$1,331
KKR GROUP FINAN CO VIII	Corporate Debt	3.50%	DUE	08/25/2050	$290
KKR GROUP FIN CO X LLC	Corporate Debt	3.25%	DUE	12/15/2051	$437
KKR GROUP FIN CO X LLC	Corporate Debt	3.25%	DUE	12/15/2051	$134
KEMPER CORP	Corporate Debt	3.80%	DUE	02/23/2032	$1,476
KYNDRYL HOLDINGS INC	Corporate Debt	2.70%	DUE	10/15/2028	$984
KYNDRYL HOLDINGS INC	Corporate Debt	6.35%	DUE	02/20/2034	$559
KYNDRYL HOLDINGS INC	Corporate Debt	6.35%	DUE	02/20/2034	$494
LIBERTY MUTUAL GROUP INC	Corporate Debt	4.12%	DUE	12/15/2051	$827
LINCOLN NATIONAL CORP	Corporate Debt	9.25%	DUE	01/30/3100	$699
LLOYDS BANKING GROUP PLC	Corporate Debt	7.50%	DUE	01/30/3100	$780
LLOYDS BANKING GROUP PLC	Corporate Debt	7.50%	DUE	01/30/3100	$529
LLOYDS BANKING GROUP PLC	Corporate Debt	8.00%	DUE	01/30/3100	$649
LLOYDS BANKING GROUP PLC	Corporate Debt	8.00%	DUE	01/30/3100	$390
MACQUARIE BANK LTD	Corporate Debt	3.05%	DUE	03/03/2036	$263
MACQUARIE BANK LTD	Corporate Debt	3.05%	DUE	03/03/2036	$442
MACQUARIE BANK LTD	Corporate Debt	3.05%	DUE	03/03/2036	$878
MACQUARIE BANK LTD	Corporate Debt	3.05%	DUE	03/03/2036	$165
WARNERMEDIA HOLDINGS INC	Corporate Debt	3.76%	DUE	03/15/2027	$674
WARNERMEDIA HOLDINGS INC	Corporate Debt	4.28%	DUE	03/15/2032	$1,057
WARNERMEDIA HOLDINGS INC	Corporate Debt	4.28%	DUE	03/15/2032	$705

39

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
WARNERMEDIA HOLDINGS INC	Corporate Debt	5.14%	DUE	03/15/2052	$577
MARKEL GROUP INC	Corporate Debt	6.00%	DUE	05/16/2054	$518
MARKEL GROUP INC	Corporate Debt	6.00%	DUE	05/16/2054	$728
MARKEL GROUP INC	Corporate Debt	6.00%	DUE	05/16/2054	$41
MERRILL LYNCH & CO	Corporate Debt	7.75%	DUE	05/14/2038	$175
MERRILL LYNCH & CO	Corporate Debt	7.75%	DUE	05/14/2038	$175
MERRILL LYNCH & CO	Corporate Debt	7.75%	DUE	05/14/2038	$193
METLIFE CAPITAL TRUST	Corporate Debt	7.88%	DUE	12/15/2067	$491
MIDAMERICAN ENERGY HOLDINGS	Corporate Debt	6.12%	DUE	04/01/2036	$147
MIDAMERICAN ENERGY HOLDINGS	Corporate Debt	6.12%	DUE	04/01/2036	$210
MIDAMERICAN ENERGY HOLDINGS	Corporate Debt	6.12%	DUE	04/01/2036	$184
MIDAMERICAN ENERGY HOLDINGS	Corporate Debt	6.12%	DUE	04/01/2036	$300
MORGAN STANLEY	Corporate Debt	2.48%	DUE	09/16/2036	$654
MORGAN STANLEY	Corporate Debt	5.30%	DUE	04/20/2037	$630
MORGAN STANLEY	Corporate Debt	3.22%	DUE	04/22/2042	$662
MYLAN NV	Corporate Debt	5.25%	DUE	06/15/2046	$591
NBN CO LTD	Corporate Debt	6.00%	DUE	10/06/2033	$1,523
NATIONAL AUSTRALIA BANK	Corporate Debt	3.35%	DUE	01/12/2037	$1,506
NOV INC	Corporate Debt	3.95%	DUE	12/01/2042	$21
NOV INC	Corporate Debt	3.95%	DUE	12/01/2042	$12
NOV INC	Corporate Debt	3.95%	DUE	12/01/2042	$38
NOV INC	Corporate Debt	3.95%	DUE	12/01/2042	$10
NOV INC	Corporate Debt	3.95%	DUE	12/01/2042	$13
NOV INC	Corporate Debt	3.95%	DUE	12/01/2042	$186
NOV INC	Corporate Debt	3.95%	DUE	12/01/2042	$149
NOV INC	Corporate Debt	3.95%	DUE	12/01/2042	$234
NEWELL BRANDS INC	Corporate Debt	5.70%	DUE	04/01/2026	$11
NEWELL BRANDS INC	Corporate Debt	5.70%	DUE	04/01/2026	$165
NEWELL BRANDS INC	Corporate Debt	5.70%	DUE	04/01/2026	$498
NEXTERA ENERGY CAPITAL	Corporate Debt	3.80%	DUE	03/15/2082	$1,521
NISOURCE FINANCE CORP	Corporate Debt	5.80%	DUE	02/01/2042	$78
NISOURCE FINANCE CORP	Corporate Debt	5.80%	DUE	02/01/2042	$243
NISOURCE FINANCE CORP	Corporate Debt	3.95%	DUE	03/30/2048	$316
NISOURCE FINANCE CORP	Corporate Debt	3.95%	DUE	03/30/2048	$171
NISOURCE FINANCE CORP	Corporate Debt	3.95%	DUE	03/30/2048	$404
NISSAN MOTOR ACCEPTANCE	Corporate Debt	5.30%	DUE	09/13/2027	$1,525
NORDEA BANK AB	Corporate Debt	4.62%	DUE	09/13/2033	$673
NORDEA BANK AB	Corporate Debt	4.62%	DUE	09/13/2033	$370
NORDEA BANK ABP	Corporate Debt	6.30%	DUE	01/30/3100	$288
OCCIDENTAL PETROLEUM COR	Corporate Debt	5.38%	DUE	01/01/2032	$735
OCCIDENTAL PETROLEUM COR	Corporate Debt	6.05%	DUE	10/01/2054	$527
OCCIDENTAL PETROLEUM COR	Corporate Debt	6.05%	DUE	10/01/2054	$311
OCCIDENTAL PETROLEUM COR	Corporate Debt	6.05%	DUE	10/01/2054	$593
OHIO EDISON	Corporate Debt	8.25%	DUE	10/15/2038	$123
OHIO EDISON	Corporate Debt	8.25%	DUE	10/15/2038	$58
ORACLE CORP	Corporate Debt	5.38%	DUE	09/27/2054	$1,143
OVINTIV INC	Corporate Debt	7.10%	DUE	07/15/2053	$435

40

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
OVINTIV INC	Corporate Debt	7.10%	DUE	07/15/2053	$1,119
OVINTIV INC	Corporate Debt	7.10%	DUE	07/15/2053	$234
OWL ROCK CORE INCOME COR	Corporate Debt	4.70%	DUE	02/08/2027	$1,312
BLUE OWL TECHNOLOGY FIN	Corporate Debt	6.75%	DUE	04/04/2029	$1,230
PG&E WILDFIRE RECOVERY	Corporate Debt	5.10%	DUE	06/01/2052	$2,219
PATTERSON UTI ENERGY INC	Corporate Debt	3.95%	DUE	02/01/2028	$17
PATTERSON UTI ENERGY INC	Corporate Debt	3.95%	DUE	02/01/2028	$83
PATTERSON UTI ENERGY INC	Corporate Debt	3.95%	DUE	02/01/2028	$27
PATTERSON UTI ENERGY INC	Corporate Debt	3.95%	DUE	02/01/2028	$332
PATTERSON UTI ENERGY INC	Corporate Debt	3.95%	DUE	02/01/2028	$292
PATTERSON UTI ENERGY INC	Corporate Debt	3.95%	DUE	02/01/2028	$96
PATTERSON UTI ENERGY INC	Corporate Debt	3.95%	DUE	02/01/2028	$904
PATTERSON UTI ENERGY INC	Corporate Debt	3.95%	DUE	02/01/2028	$646
PATTERSON UTI ENERGY INC	Corporate Debt	7.15%	DUE	10/01/2033	$576
PETROLEOS MEXICANOS	Corporate Debt	6.38%	DUE	01/23/2045	$67
PETROLEOS MEXICANOS	Corporate Debt	6.38%	DUE	01/23/2045	$37
PETROLEOS MEXICANOS	Corporate Debt	5.35%	DUE	02/12/2028	$183
PETROLEOS MEXICANOS	Corporate Debt	5.35%	DUE	02/12/2028	$115
PETROLEOS MEXICANOS	Corporate Debt	5.35%	DUE	02/12/2028	$165
PIEDMONT OPERATING PARTNERSHIP	Corporate Debt	9.25%	DUE	07/20/2028	$819
PIEDMONT OPERATING PARTNERSHIP	Corporate Debt	6.88%	DUE	07/15/2029	$1,233
PRIME PROPERTYFUND LLC	Corporate Debt	2.46%	DUE	10/13/2030	$415
PRIME PROPERTYFUND LLC	Corporate Debt	2.56%	DUE	10/13/2032	$1,409
PRIME PROPERTYFUND LLC	Corporate Debt	2.71%	DUE	10/13/2035	$274
PROLOGIS TARGETED US	Corporate Debt	5.25%	DUE	01/15/2035	$1,143
PROVIDENT FINANCIAL	Corporate Debt	9.00%	DUE	05/15/2034	$1,343
RWE FINANCE US LLC	Corporate Debt	5.88%	DUE	04/16/2034	$1,454
RENSANT CORP	Corporate Debt	3.00%	DUE	12/01/2031	$1,281
NATWEST GROUP PLC	Corporate Debt	6.00%	DUE	01/30/3100	$1,247
NATWEST GROUP PLC	Corporate Debt	6.00%	DUE	01/30/3100	$624
SAMMONS FINANCIAL GROUP	Corporate Debt	4.45%	DUE	05/12/2027	$210
SAMMONS FINANCIAL GROUP	Corporate Debt	3.35%	DUE	04/16/2031	$2,171
SAMMONS FINANCIAL GROUP	Corporate Debt	3.35%	DUE	04/16/2031	$709
SAMMONS FINANCIAL GROUP	Corporate Debt	4.75%	DUE	04/08/2032	$666
SAMMONS FINANCIAL GROUP	Corporate Debt	6.88%	DUE	04/15/2034	$830
SANDY SPRING BANCORP INC	Corporate Debt	4.25%	DUE	11/15/2029	$1,314
SANTOS FINANCE LTD	Corporate Debt	3.65%	DUE	04/29/2031	$1,466
SCHWAB CHARLES CORP	Corporate Debt	4.00%	DUE	01/30/3100	$1,666
SEALED AIR CORP	Corporate Debt	1.57%	DUE	10/15/2026	$431
SEMPRA	Corporate Debt	4.88%	DUE	01/30/3100	$970
SEMPRA ENERGY	Corporate Debt	4.12%	DUE	04/01/2052	$317
SEMPRA ENERGY	Corporate Debt	4.12%	DUE	04/01/2052	$521
SEMPRA ENERGY	Corporate Debt	4.12%	DUE	04/01/2052	$273
SEMPRA ENERGY	Corporate Debt	4.12%	DUE	04/01/2052	$91
SMITHFIELD FOODS INC	Corporate Debt	4.25%	DUE	02/01/2027	$1,247
SMITHFIELD FOODS INC	Corporate Debt	4.25%	DUE	02/01/2027	$274
SMITHFIELD FOODS INC	Corporate Debt	2.62%	DUE	09/13/2031	$666

41

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
SMITHFIELD FOODS INC	Corporate Debt	2.62%	DUE	09/13/2031	$452
SOCIETE GENERALE	Corporate Debt	8.00%	DUE	01/30/3100	$1,160
SOCIETE GENERALE	Corporate Debt	8.00%	DUE	01/30/3100	$504
SOCIETE GENERALE	Corporate Debt	2.80%	DUE	01/19/2028	$414
SOCIETE GENERALE	Corporate Debt	2.80%	DUE	01/19/2028	$345
SOCIETE GENERALE	Corporate Debt	2.80%	DUE	01/19/2028	$476
SPRINT CAPITAL CORP	Corporate Debt	8.75%	DUE	03/15/2032	$878
STELLANTIS FIN US INC	Corporate Debt	6.38%	DUE	09/12/2032	$1,806
STORE CAPITAL CORP	Corporate Debt	4.50%	DUE	03/15/2028	$751
STORE CAPITAL CORP	Corporate Debt	4.50%	DUE	03/15/2028	$896
STORE CAPITAL CORP	Corporate Debt	4.50%	DUE	03/15/2028	$727
STORE CAPITAL CORP	Corporate Debt	4.50%	DUE	03/15/2028	$678
SYNOVUS BANK GA	Corporate Debt	5.62%	DUE	02/15/2028	$1,201
TIAA REAL ESTATE CDO LTD	Corporate Debt	4.27%	DUE	05/15/2047	$361
TIME WARNER CABLE INC	Corporate Debt	6.75%	DUE	06/15/2039	$172
TIME WARNER CABLE INC	Corporate Debt	6.75%	DUE	06/15/2039	$123
TIME WARNER CABLE INC	Corporate Debt	5.88%	DUE	11/15/2040	$89
TIME WARNER CABLE INC	Corporate Debt	5.88%	DUE	11/15/2040	$89
TORONTO DOMINION BANK	Corporate Debt	8.12%	DUE	10/31/2082	$1,409
TORONTO DOMINION BANK	Corporate Debt	8.12%	DUE	10/31/2082	$817
TORONTO DOMINION BANK	Corporate Debt	8.12%	DUE	10/31/2082	$538
TRITON CONTAINER	Corporate Debt	2.05%	DUE	04/15/2026	$1,566
UNITED AIRLINES	Corporate Debt	5.88%	DUE	04/15/2029	$636
UNITED AIRLINES	Corporate Debt	4.60%	DUE	09/01/2027	$45
UNITED AIRLINES	Corporate Debt	5.45%	DUE	08/15/2038	$792
UNITED MEXICAN STATES	Corporate Debt	4.75%	DUE	03/08/2044	$360
UNITED MEXICAN STATES	Corporate Debt	4.75%	DUE	03/08/2044	$228
UNITED MEXICAN STATES	Corporate Debt	4.75%	DUE	03/08/2044	$327
UNITED MEXICAN STATES	Corporate Debt	4.75%	DUE	03/08/2044	$129
UNITEDHEALTH GROUP INC	Corporate Debt	5.75%	DUE	07/15/2064	$591
UNITEDHEALTH GROUP INC	Corporate Debt	5.75%	DUE	07/15/2064	$267
VALLEY NATIONAL BANCORP	Corporate Debt	5.25%	DUE	06/15/2030	$2,897
VIACOM INC	Corporate Debt	6.88%	DUE	04/30/2036	$169
VIACOM INC	Corporate Debt	6.88%	DUE	04/30/2036	$873
PARAMOUNT GLOBAL	Corporate Debt	6.38%	DUE	03/30/2062	$100
PARAMOUNT GLOBAL	Corporate Debt	6.38%	DUE	03/30/2062	$671
VIRGINIA ELECTRIC & POWER CO	Corporate Debt	8.88%	DUE	11/15/2038	$143
VIRGINIA ELECTRIC & POWER CO	Corporate Debt	8.88%	DUE	11/15/2038	$324
VIRGINIA ELECTRIC & POWER CO	Corporate Debt	8.88%	DUE	11/15/2038	$260
VIRGINIA ELECTRIC & POWER CO	Corporate Debt	8.88%	DUE	11/15/2038	$1,103
VISTRA OPERATIONS CO LLC	Corporate Debt	5.12%	DUE	05/13/2025	$1,200
VISTRA OPERATIONS CO LLC	Corporate Debt	5.05%	DUE	12/30/2026	$1,501
VOLKSWAGEN GROUP AMERICA	Corporate Debt	4.85%	DUE	08/15/2027	$1,494
WEA FINANCE LLC	Corporate Debt	2.88%	DUE	01/15/2027	$852
WEA FINANCE LLC	Corporate Debt	2.88%	DUE	01/15/2027	$87
WEA FINANCE LLC	Corporate Debt	2.88%	DUE	01/15/2027	$88
WEA FINANCE LLC	Corporate Debt	2.88%	DUE	01/15/2027	$348

42

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
WEA FINANCE LLC	Corporate Debt	2.88%	DUE	01/15/2027	$167
TRADEMARK ROYALTY 2021	Corporate Debt	0.00%	DUE	01/31/2050	$4,088
TFORCE HOLDINGS INC	Corporate Debt	3.15%	DUE	01/05/2029	$3,537
TFORCE HOLDINGS INC	Corporate Debt	3.25%	DUE	01/05/2031	$953
WATERS CORPORATION	Corporate Debt	2.25%	DUE	03/03/2031	$3,028
FIRST GAS LIMITED	Corporate Debt	2.32%	DUE	03/23/2031	$4,171
HAWAIIAN ELECTRIC COMPANY	Corporate Debt	3.28%	DUE	12/30/2040	$2,975
BAIN CAPITAL HOLDINGS LP	Corporate Debt	2.69%	DUE	04/15/2033	$4,017
ENVASES UNIVERSALES DE MEXICO	Corporate Debt	3.15%	DUE	02/09/2028	$4,678
J P MORGAN ASSET MANAGEMENT S	Corporate Debt	2.55%	DUE	01/07/2031	$4,143
SENIOR UNSECURED NOTES	Corporate Debt	2.94%	DUE	12/18/2032	$4,174
CENTERPOINT PROPERTIES TRUST	Corporate Debt	2.83%	DUE	10/28/2030	$4,219
NATIONAL HOCKEY LEAGUE NHL	Corporate Debt	2.82%	DUE	01/06/2026	$3,908
DYAL CAPITAL PARTNERS	Corporate Debt	3.65%	DUE	02/22/2041	$2,289
DYAL CAPITAL PARTNERS IV	Corporate Debt	3.65%	DUE	02/22/2041	$1,233
FARMERS MUTUAL INSURANCE COMPA	Corporate Debt	9.00%	DUE	05/14/2044	$3,098
WEIR GROUP PLC THE	Corporate Debt	2.20%	DUE	05/13/2026	$1,703
WELLS FARGO & COMPANY	Corporate Debt	6.85%	DUE	01/30/3100	$1,024
CHURCH MUTUAL SURPLUS NOTE	Corporate Debt	9.50%	DUE	08/27/2044	$1,304
WESTERN & SOUTHERN LIFE	Corporate Debt	3.75%	DUE	04/28/2061	$624
WESTERN MIDSTREAM OPERAT	Corporate Debt	5.45%	DUE	11/15/2034	$1,471
CHANEL LIMITED	Corporate Debt	2.45%	DUE	10/13/2030	$3,875
FNMA	Fed Agency	3.50%	DUE	01/15/2041	$4,953
FNMA	Fed Agency	4.00%	DUE	04/01/2040	$3,701
FNMA	Fed Agency	5.00%	DUE	01/01/2040	$3,473
FNMA	Fed Agency	5.00%	DUE	01/01/2040	$6,440
FNMA	Fed Agency	5.50%	DUE	01/01/2040	$9,476
FNMA	Fed Agency	6.00%	DUE	01/01/2040	$5,729
GNMA II	Fed Agency	3.00%	DUE	12/15/2043	$15,181
GNMA II	Fed Agency	4.50%	DUE	01/23/2041	$3,167
GNMA	Fed Agency	5.00%	DUE	01/20/2040	$3,592
US 5YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$(17)
US 5YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$2
US 2YR NOTE CBT MAR 25	Futures	0.00%	DUE	04/03/2025	$6
US LONG BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(514)
US ULTRA BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(327)
US ULTRA BOND CBT MAR 25	Futures	0.00%	DUE	03/31/2025	$(120)
US 10YR ULTRA FUT MAR 25	Futures	0.00%	DUE	03/31/2025	$217
FHLMC	Mortgage Backed	3.00%	DUE	03/01/2052	$1,842
FHLMC	Mortgage Backed	4.00%	DUE	08/01/2052	$3,312
FHLMC	Mortgage Backed	4.00%	DUE	09/01/2052	$2,123
FHLMC	Mortgage Backed	4.50%	DUE	11/01/2052	$5,385
FHLMC	Mortgage Backed	5.50%	DUE	10/01/2053	$3,939
FHLMC	Mortgage Backed	2.00%	DUE	12/01/2050	$824
FHLMC	Mortgage Backed	2.00%	DUE	01/01/2051	$1,678
FHLMC	Mortgage Backed	2.50%	DUE	07/01/2051	$4,428
FNMA	Mortgage Backed	4.50%	DUE	06/01/2048	$462

43

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FNMA	Mortgage Backed	3.50%	DUE	06/01/2050	$1,911
FNMA	Mortgage Backed	2.50%	DUE	05/01/2051	$3,688
FNMA	Mortgage Backed	3.00%	DUE	03/01/2052	$4,656
FNMA	Mortgage Backed	3.00%	DUE	04/01/2052	$2,928
FNMA	Mortgage Backed	3.00%	DUE	04/01/2052	$3,494
FNMA	Mortgage Backed	3.50%	DUE	06/01/2052	$6,084
FNMA	Mortgage Backed	4.50%	DUE	06/01/2052	$4,156
FNMA	Mortgage Backed	4.50%	DUE	07/01/2052	$3,509
FNMA	Mortgage Backed	3.50%	DUE	08/01/2050	$55
FNMA	Mortgage Backed	2.50%	DUE	09/01/2051	$970
FNMA	Mortgage Backed	2.50%	DUE	10/01/2051	$2,776
FNMA	Mortgage Backed	2.50%	DUE	10/01/2051	$2,018
FNMA	Mortgage Backed	3.00%	DUE	03/01/2052	$1,876
FNMA	Mortgage Backed	2.50%	DUE	04/01/2052	$5,164
FNMA	Mortgage Backed	5.50%	DUE	06/01/2053	$4,832
FNMA	Mortgage Backed	3.50%	DUE	02/01/2043	$1,743
FNMA	Mortgage Backed	3.00%	DUE	06/01/2032	$242
FNMA	Mortgage Backed	3.00%	DUE	08/01/2032	$102
FNMA	Mortgage Backed	3.50%	DUE	01/01/2048	$1,756
FNMA	Mortgage Backed	5.00%	DUE	06/01/2048	$128
FNMA	Mortgage Backed	2.00%	DUE	10/01/2051	$6,415
GNMA II	Mortgage Backed	3.50%	DUE	03/20/2047	$1,519
GNMA II	Mortgage Backed	3.00%	DUE	11/20/2049	$1,826
GNMA II	Mortgage Backed	3.00%	DUE	07/20/2049	$1,008
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2050	$1,894
CALIFORNIA STATE	Municipals	7.55%	DUE	04/01/2039	$236
NORTHSTAR EDU FIN INC DE	Municipals	7.16%	DUE	04/01/2042	$149
BCM SWAPTION	Options	2.94%	DUE	12/13/2032	$1,294
BCM SWAPTION	Options	2.44%	DUE	12/13/2032	$41
BCM SWAPTION	Options	2.62%	DUE	01/31/2033	$53
BCM SWAPTION	Options	3.12%	DUE	01/31/2033	$1,310
BCM SWAPTION USD PAY OPTION	Options	2.94%	DUE	12/13/2032	$(248)
BCM SWAPTION USD PAY OPTION	Options	2.44%	DUE	12/13/2032	$(47)
STATE STREET STIF	Sweep Investment		DUE		$395
STATE STREET STIF	Sweep Investment		DUE		$1,477
CASH COLLATERAL	Sweep Investment		DUE		$(337)
CASH COLLATERAL	Sweep Investment		DUE		$(1,041)
CASH COLLATERAL	Sweep Investment		DUE		$(125)
CASH COLLATERAL	Sweep Investment		DUE		$(210)
CASH COLLATERAL	Sweep Investment		DUE		$(410)
CASH COLLATERAL	Sweep Investment		DUE		$(520)
CASH COLLATERAL	Sweep Investment		DUE		$(211)
CASH COLLATERAL	Sweep Investment		DUE		$(100)
CASH COLLATERAL	Sweep Investment		DUE		$(230)
CASH COLLATERAL	Sweep Investment		DUE		$(250)
CASH COLLATERAL	Sweep Investment		DUE		$(230)
CASH COLLATERAL	Sweep Investment		DUE		$(138)

44

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CASH COLLATERAL	Sweep Investment		DUE		$(195)
CASH COLLATERAL	Sweep Investment		DUE		$(120)
CASH COLLATERAL	Sweep Investment		DUE		$(100)
CASH COLLATERAL	Sweep Investment		DUE		$(110)
CASH COLLATERAL	Sweep Investment		DUE		$(130)
US TREASURY N B	US Govt Bonds	3.38%	DUE	05/15/2044	$1,623
US TREASURY	US Govt Bonds	2.25%	DUE	08/15/2049	$868
US TREASURY	US Govt Bonds	2.25%	DUE	08/15/2049	$620
US TREASURY	US Govt Bonds	2.25%	DUE	08/15/2049	$992
US TREASURY	US Govt Bonds	2.25%	DUE	08/15/2049	$589
US TREASURY	US Govt Bonds	2.25%	DUE	08/15/2049	$1,240
US TREASURY	US Govt Bonds	2.25%	DUE	08/15/2049	$3,100
US TREASURY	US Govt Bonds	2.25%	DUE	08/15/2049	$3,100
US TREASURY	US Govt Bonds	2.25%	DUE	08/15/2049	$1,240
US TREASURY N B	US Govt Bonds	4.62%	DUE	06/15/2027	$1,008
OTHER ASSETS					$(47,329)
TOTAL MASS MUTUAL STABLE VALUE					$589,456

Total Investments Held					$13,949,894

• NOTES RECEIVABLE FROM PARTICIPANTS	Participant Loans	2.36% to 10.50% Maturities through 2050			$169,742

Grand Total					$14,119,636

•Indicates party-in-interest to the plan. All investments are participant directed; therefore, cost value has been omitted.

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Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-228931) of The Cigna Group of our report dated June 27, 2025 relating to the financial statements and supplemental schedule of The Cigna Group 401(k) Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Hartford, CT
June 27, 2025

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Required Information

Financial statements and schedules for The Cigna Group 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are contained in this Annual Report on Form 11-K.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2025

THE CIGNA GROUP 401K PLAN

/s/ Diane Lastinec
Diane Lastinec
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing
23	Consent of Independent Registered Public Accounting Firm	Filed herewith.

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